SEC 1815 (11-2002) Previous versions obsolete	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL

OMB Number: 3235-0116

Expires: August 31, 2005

Estimated average burden
hours per response: 6.00

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

Cangold Limited

Rimfire Minerals Corporation

SUMMARY REPORT ON THE THORN PROPERTY

Located in the Sutlahine River Area

Atlin Mining Division

NTS 104K/10W

58o 32’ North Latitude

132o 47' West Longitude

-prepared for-

CANGOLD LIMITED

Suite 2100, 1177 West Hastings Street

Vancouver, British Columbia, Canada

V6E 2K3

&

RIMFIRE MINERALS CORPORATION

Suite 700, 700 West Pender Street

Vancouver, British Columbia, Canada

V6C 1G8

-prepared by-

Henry J. Awmack, P.Eng.

EQUITY ENGINEERING LTD.

Suite 700, 700 West Pender Street

Vancouver, British Columbia, Canada

V6C 1G8

henrya@equityeng.bc.ca

February, 2004

SUMMARY

The Thorn property consists of 534 claim units covering approximately 113 km2 of mountainous terrain in northwestern British Columbia, 130 km southeast of Atlin. Access to the property is by float-plane and helicopter, with the nearest road 50 km to the southeast. Rimfire Minerals Corporation (Rimfire) is earning a 100% interest in the property; a sub-option allows Cangold Limited (Cangold) to earn 51% of this.

The Thorn property has been sporadically explored since the early 1960’s. Rimfire optioned the core of the property in 2000, flew an airborne geophysical survey and carried out geological and geochemical fieldwork which identified a high-sulphidation vein system and a Ag-bearing breccia pipe. In 2002, Cangold optioned the property from Rimfire and drilled 498 m in seven holes. In 2003, they conducted 798 m of trenching and drilled 876 m in eight holes.

The Thorn high-sulphidation vein system is hosted by feldspar-quartz-biotite porphyry of the Late Cretaceous (ca. 93 Ma) Thorn Stock, which intrudes Upper Triassic Stuhini Group volcanic and sedimentary rocks and is overlain by Late Cretaceous (ca. 83 Ma) subaerial volcanic rocks. The 1.5 by 3.5 km body is elongated along a major northwesterly-trending structure marked by a nine kilometre-long magnetic low. All known high-sulphidation mineralization is hosted within the Thorn Stock; other styles of mineralization predominate elsewhere on the property. In the high-sulphidation system, individual veins and vein swarms are enveloped by 1–100 m-wide zones of intense sericite-clay-pyrite alteration. These zones are flanked by narrower bands of weak clay-sericite-chlorite alteration within weakly chloritized porphyry. Veins strike dominantly between 060° and 100° and dip steeply to the south. The veins are composed of pyrite, enargite, tetrahedrite and quartz; nine significant vein zones have been sampled, returning assays up to 22.1 g/t Au and 2414 g/t Ag.

The 300 m diameter Oban breccia pipe–discovered in 2002–is hosted within the Thorn Stock. Matrix-hosted sphalerite-boulangerite mineralization occurs in two outcrops 130 m apart; nearby float assayed up to 6149 g/t Ag and 43% Pb. A single outcrop of intensely silicified breccia assayed 25.9 g/t Au and 391 g/t Ag. Drilling in 2003 on the Oban Zone intersected significant sphalerite-boulangerite mineralization. High-grade intersections define a steeply NW-dipping mineralized zone 14 to 26 m wide. A lower-grade, 30 to 80 m-wide zone flanks this mineralized core. Intersections include: 38.6 m of 1.22 g/t Au and 188 g/t Ag (THN03-19), 40.7 m of 0.83 g/t Au and 119 g/t Ag (THN03-21) and 30.6 m of 62 g/t Ag (THN03-22). Within these broader intersections higher-grade intersections such as 14.0 m of 1.97 g/t Au and 190 g/t Ag (THN03-19) were returned. Such broad intersections suggest that the Oban Breccia Zone is a viable bulk tonnage exploration target with excellent potential for further drilling.

Additionally, high-grade Ag-Au-Cu veins similar to those of the 6.3 million ounce El Indio deposit in Chile remain as attractive exploration targets on the Thorn property and should also be systematically drill-tested. Although the breccia and veins will form the focus of future work on the property, three other styles of mineralization also deserve attention: (a) arsenopyrite-bearing veins outside the Thorn Stock but near its contact, including the G Zone, which assayed 57.4 g/t Au across 2.0 m; (b) porphyry Cu-Mo-Au mineralization, such as the Cirque Zone; and (c) poorly understood mineralization within the 400 x 2,000 m Outlaw multi-element soil geochemical anomaly, located five kilometres to the southeast of the Thorn high-sulphidation system. In addition, property-wide reconnaissance prospecting and sampling in 2003 indicated several areas requiring further work.

A $1,006,000 exploration program, consisting of ground geophysics (IP), mapping, prospecting and diamond drilling, is recommended for the Thorn property.

TABLE OF CONTENTS

TABLE OF CONTENTS

APPENDICES

LIST OF FIGURES

1.0

INTRODUCTION AND TERMS OF REFERENCE

2.0

DISCLAIMER

3.0

PROPERTY DESCRIPTION AND LOCATION

4.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.0

HISTORY

6.0

GEOLOGICAL SETTING

6.1

Regional Geology

6.2

Property Geology

6.2.1

Lithologies

6.2.2

Structure

7.0

DEPOSIT TYPES

8.0

MINERALIZATION AND ALTERATION

8.1

High-Sulphidation Epithermal Veins

8.2

Oban Breccia Mineralization

8.3

Veins near the Thorn Stock

8.4

Other Showings

9.0

EXPLORATION (2000 – 2003)

9.1

Re-Logging and Sampling of 1986 Drill Core

9.2

Geochemistry

9.2.1

Silt Geochemistry

9.2.2

Soil Geochemistry

9.2.3

Whole Rock Geochemistry

9.3

Airborne Geophysics

9.3.1

Magnetics

9.3.2

Resistivity

9.3.3

Electromagnetic Conductors

10.0

DRILLING

11.0

SAMPLING METHOD AND APPROACH

12.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

13.0

DATA VERIFICATION

14.0

INTERPRETATION AND CONCLUSIONS

15.0

RECOMMENDATIONS

15.1

Program

15.2

Budget

APPENDICES

LIST OF TABLES

Table 5.1.1. Thorn Exploration Programs

Table 6.2.1. Thorn Lithologic Units

Table 8.1.1: MP Vein Mineralization

Table 8.1.2. Catto Vein Mineralization

Table 8.1.3: Tamdhu Vein Mineralization

Table 8.1.4: Other Jarosite Bluff Veins

Table 8.1.5: I Zone Mineralization

Table 8.1.6: Glenlivet Vein Mineralization

Table 8.1.7: Jim Beam Vein Mineralization

Table 8.1.8: Knockando Vein Mineralization

Table 8.1.9: F Zone Mineralization

Table 8.1.10: B Zone Mineralization

Table 8.1.11: L Zone Mineralization

Table 8.1.12: M Zone Mineralization

Table 8.1.13: D Zone Mineralization

Table 8.1.14: Cardhu Vein Mineralization

Table 8.2.1. Oban Breccia Mineralization

Table 8.3.1: Gee Creek – Gelb Creek Mineralization

Table 8.3.2: E Zone Mineralization

Table 8.3.3: A Zone Mineralization

Table 8.4.1: Cirque Zone Mineralization

Table 8.4.2: Outlaw Zones Mineralization

Table 8.4.3: K Zone Mineralization

Table 8.4.4: Son of Cirque Mineralization

Table 9.1.1: 1986 Drilling: Significant Intersections

Table 9.2.1: Silt Samples

Table 9.2.2.Soil Geochemistry Percentiles

Table 9.2.3: Soil Geochemistry Correlation Matrix

Table 9.2.4: Thorn Grid Soil Anomalies

Table 10.0.1: Diamond Drilling Survey Data

Table 10.0.2: I Zone: Significant Intersections

Table 10.0.3: Tamdhu Vein: Significant Intersections

Table 10.0.4: Oban Zone: Significant Intersections

LIST OF FIGURES

After Page:

Figure 1: Location Map

1

Figure 2: Claim Map

1

Figure 3: Regional Geology

6

Figure 4: Property Geology

9

Figure 5: Au in soils

26

Figure 6: Cu in soils

26

Figure 7: Total Field Magnetics

28

Figure 8: 7200 Hz Resistivity

29

Figure 9: I Zone Drill Section

31

Figure 10: Tamdhu Vein Drill Section

31

Figure 11: Oban Zone Drill Section

32

INTRODUCTION AND TERMS OF REFERENCE

The author directed fieldwork by Equity Engineering Ltd. on the Thorn property from 2000 to 2002, and spent two weeks on the property in 2003 and was consequently requested by Rimfire Minerals Corporation to provide a technical report in compliance with National Instrument 43-101. The Thorn property covers a series of spectacular jarosite gossans and enargite-tetrahedrite-pyrite-quartz veins in the Sutlahine River area of northwestern British Columbia (Figure 1). It had been sporadically explored since the early 1960’s for various exploration targets, culminating in an eight-hole diamond drilling program in 1986. Recognizing strong similarities to the 6.3 million ounce El Indio high-sulphidation epithermal gold-copper deposit, Rimfire Minerals Corporation optioned the Thorn property in March 2000, flew an airborne geophysical survey in July, enlarged the ground position in August and carried out initial fieldwork in August and September. The Thorn property was optioned to First Au Strategies Corp. (now Cangold Limited) in 2002, leading to discovery of breccia-hosted Ag-Pb-Zn mineralization and a seven hole diamond drilling program that fall. The 2003 program consisted of additional staking, trenching and an eight hole diamond drill program. Equity Engineering Ltd. was contracted to execute the 2000, 2002 and 2003 Thorn fieldwork and report on their results. The author directed both the 2000 and 2002 programs for Equity Engineering Ltd., visited a number of the occurrences and is familiar with the property.

At the time of writing of this report (February 6, 2004), all results from the 2003 program have been received and interpreted.

DISCLAIMER

Information regarding exploration programs prior to 2000 was derived from assessment reports and private company reports, rather than first-hand experience. There is no reason to believe that any of this information is incorrect and portions were validated by the author in the field.

PROPERTY DESCRIPTION AND LOCATION

The Thorn property (Figure 2) consists of 28 mineral claims totalling 534 units in three nearby claim blocks in the Atlin Mining Division of British Columbia, as summarized in Table 3.0.1. Records of the British Columbia Ministry of Energy and Mines indicate all claims are owned by Rimfire Minerals Corporation (“Rimfire”). Separate documents indicate that the claims are held under option from Kohima Pacific Gold Corporation, R. Terry Heard and Jean Marc Thomas, who have granted Rimfire an option to acquire 100% of the property by carrying out exploration and making cash and share payments. Other documents indicate that Cangold Limited has an option agreement to acquire 51% interest in the Thorn property by making cash payments, issuing common shares in its capital stock and by incurring exploration expenditures as outlined in a prescribed schedule.

Table 2.0.1. Claim Data

Name	Ownership[1]	Mineral Tenure	Units	Record Date	Expiry Date
Check-mate	Koh, Rim, Can	320695	20	September 2, 1993	December 31, 2011
Stuart 1	Koh, Rim, Can	360714	20	November 21, 1997	December 31, 2011
Stuart 2	Koh, Rim, Can	360715	16	November 21, 1997	December 31, 2011
Stuart 3	Koh, Rim, Can	360716	16	November 21, 1997	December 31, 2011
Thorn 1	Koh, Rim, Can	379825	20	August 18, 2000	December 31, 2011
Thorn 2	Koh, Rim, Can	379826	20	August 18, 2000	December 31, 2011
Thorn 3	Koh, Rim, Can	379827	20	August 18, 2000	December 31, 2011
Thorn 4	Koh, Rim, Can	379828	20	August 18, 2000	December 31, 2011

Table 2.0.1. Claim Data (continued)

Name	Ownership[1]	Mineral Tenure	Units	Record Date	Expiry Date
Thorn 5	Koh, Rim, Can	379829	20	August 18, 2000	December 31, 2011
Thorn 6	Koh, Rim, Can	379830	20	August 18, 2000	December 31, 2011
Thorn 7	Rim, Can	379831	15	August 18, 2000	December 31, 2011
Thorn 8	Rim, Can	401658	20	April 10, 2003	December 31, 2011
Thorn 9	Rim, Can	401659	20	April 10, 2003	December 31, 2011
Thorn 10	Koh, Rim, Can	401660	16	April 10, 2003	December 31, 2011
Thorn 11	Koh, Rim, Can	401661	16	April 10, 2003	December 31, 2011
Thorn 12	Rim, Can	401662	15	April 10, 2003	December 31, 2011
Thorn 13	Rim, Can	401663	20	April 10, 2003	December 31, 2011
Thorn 14	Koh, Rim, Can	406065	20	October 10, 2003	December 31, 2011
Thorn 15	Koh, Rim, Can	406066	20	October 7, 2003	December 31, 2011
Thorn 16	Koh, Rim, Can	406067	20	October 7, 2003	December 31, 2011
Sutl 1	Rim, Can	401654	20	April 10, 2003	December 31, 2004
Sutl 2	Rim, Can	401655	20	April 10, 2003	December 31, 2004
Sutl 3	Rim, Can	401656	20	April 10, 2003	December 31, 2004
Sutl 4	Rim, Can	401657	20	April 10, 2003	December 31, 2004
Tun 1	Koh, Rim, Can	406316	20	October 29, 2003	October 29, 2004
Tun 2	Koh, Rim, Can	406317	20	October 29, 2003	October 29, 2004
Tun 3	Rim, Can	406318	20	October 29, 2003	October 29, 2004
Tun 4	Rim, Can	406319	20	October 29, 2003	October 29, 2004
			534

1 Koh, Kohima; Can, Cangold; Rim, Rimfire

The Thorn property lies in the Coast Range Mountains of northwestern British Columbia, approximately 130 km southeast of Atlin, 120 km northwest of Telegraph Creek and 160 km west of Dease Lake (Figure 1). The property lies within the Atlin Mining Division, centred at 58o 32’ north latitude and 132o 47’ west longitude.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Access to the Thorn property is by helicopter from bases in Atlin or Dease Lake. Float planes can land on Trapper Lake and Little Trapper Lake (each 10 km southeast of the Thorn) and King Salmon Lake (20 km north of the Thorn). In the early 1960’s, planes reportedly landed on a hand-built strip immediately northeast of the Thorn property, along the broad pass at the head of Camp Creek (Figure 2). The Golden Bear Mine, 50 km to the southeast, provides the closest road access.

The main part of the Thorn property covers the lower part of a major tributary (named “La Jaune Creek” by previous workers) which flows northwesterly into the Sutlahine River, itself a tributary of the Inklin and Taku Rivers. La Jaune Creek and some of its tributaries form deeply incised canyons within generally rugged and glaciated terrain. Elevations range from 340 m on the Sutlahine River flood-plain to over 2100 m at the peak on the Thorn 4/6 claim boundary and along the southern part of the Stuart 2 claim. The majority of the 2003 exploration program was carried out between 600 and 900 m elevation. The Sutl 1–4 claims are located along a NW–SW-elongate mountain with a peak elevation of 1513m adjacent to, and SW of the Sutlahine River. The Tun 1–4 claims are located across the upper reaches of La Jaune Creek in rugged terrain characterized by mountain glaciers in the southern part of the block with elevations up to 1980 m, and by lower, treed valleys in the nothern part of the claim group.

Most of the property is below treeline, which lies at about 1200 m, and is covered by mature hemlock and spruce and locally fir with open patches of devil’s club and tag alder. The lower part of La Jaune Creek valley was burned over about 10 years ago. Both summer and winter temperatures are moderate although annual rainfall may exceed 200 cm and several metres of snow commonly fall at higher elevations. The property can be worked from early June until late October.

HISTORY

Table 5.1.1 summarizes all known exploration work carried out on the ground currently comprising the Thorn property.

Table 5.1.1. Thorn Exploration Programs

Program/Zones	Geochemistry	Geophysics	Drilling	Reference
Kennco (1959)
A?	silts, rocks			Barr (1989)
Julian (1963)
A, B, C	300 soils, rocks	Ground: magnetics	4 DDH (EQ): 71m	Adamson (1963); BCDM Annual Report (1963, p. 6)
Julian (1964)
A, B, C, D, E, F, G, H, I, J, K, L, M, P, Q, Cirque, West	N/A	Ground: IP		Adamson (1964)
Julian (1965)
A, B, E, F, G, I, P, Q, West	rocks	Ground: IP, magnetics	5 DDH (EQ): 244m	Adamson (1965a)
Julian (1965)
Cirque	N/A	Ground: IP, magnetics	2 DDH (EQ): 61m 6 DDH (BQ): 828m	Adamson (1965b)
American Uranium (1969)
B, C, L, M	57 silts, 143 soils, rocks	Ground: magnetics		Sanguinetti (1969)
American Uranium (1969)
Cirque	300 soils, rocks	Ground: magnetics		Sanguinetti (1969)
J.R. Woodcock (1981)
	11 silts, 31 rocks			Woodcock (1982)
Chevron (1982)
Outlaw				Brown and Shannon (1982)
Inland Recovery (1983)
B, D	37 silts, 435 soils, 5 rocks	Ground: VLF-EM		Wallis (1983)
Chevron (1983)
Outlaw	208 soils, 42 rocks			Walton (1984)
Inland Recovery & American Reserve (1986)
B, Catto			8 DDH (NQ): 688 m	Woodcock (1987)
Chevron (1987)
Outlaw			4 DDH (HQ/NQ): 654m	Moffat and Walton (1987), Walton (1987)
Shannon (1989)
Outlaw	heavy minerals			Cann and Lehtinen (1991)

Table 5.1.1. Thorn Exploration Programs (continued)

Program/Zones	Geochemistry	Geophysics	Drilling	Reference
Gulf International (1989)			N/A
rocks
Glider (1991)
Outlaw	469 soils, 232 rocks		(4 DDH? - undocumented)	Cann and Lehtinen (1991)
Omega Gold Corporation (1991)
Sutl area	43 rock, 84 soil, 23 silt			Chapman (1991)
International Corona Corporation (1992)
Stewart 2 Claim area	41 rocks			Rye (1992)
Clive Aspinall (1994)
B, Catto			Core sampling	Aspinall (1994)
Kohima Pacific (1998)
B, Catto, MP	2 rocks		Core sampling	Poliquin and Poliquin (1998)
Rimfire (2000)
A, B, E, F, G, I, L, MP, Tamdhu, Catto, Whiz, Cirque, Outlaw, Bungee	20 silts, 553 soils, 121 rocks, 9 whole rocks	384 line-km airborne EM, magnetics	Core sampling	Awmack (2000); Smith (2000)
First Au & Rimfire (2002)
D, F, I, L, Tamdhu, Oban, Glenlivet, Cardhu	10 silts, 71 rocks		7 DDH (ATW): 498m, 248 samples	Awmack (2003); Lewis (2002); Lang and Thompson (2003)
Cangold & Rimfire (2003)
B, D, F, K, (Glenlivet, Jim Beam, Knockando) M, Oban, Cirque, Outlaw, Son of Cirque	28 silts, 133 soils, 231 rocks		8 DDH (ATW): 876m, 455 samples	this report
Totals	>163 silts, >2,545 soils, >735 rocks, 9 whole rocks	Ground: magnetics, IP Airborne: EM, magnetics	42 DDH: 3,920 m (12,861’)

The earliest known work on the Thorn property was carried out by Kennco Explorations (Western) Limited in 1959 during a regional exploration program. Kennco took a Cu-anomalous silt sample from the mouth of Camp Creek and followed it 1000 m upstream, where they took a “37 m chip sample across a silicified zone containing massive pyrite at a fault-controlled contact between chert breccia and volcanic fragmentals [which] assayed 0.34% Cu, 3.5 oz silver/ton and 0.04 oz gold/ton” (Barr, 1989). It is not clear to which showing this refers, although it was likely the A Zone.

Julian Mining Company, the Canadian arm of Anaconda, staked the Thorn property in 1963. They carried out three field seasons of mapping and prospecting, discovering 17 mineral showings of three main types: quartz-pyrite-tetrahedrite-enargite veins (Zones B, C, D, F, I, L and M); structurally-controlled chalcopyrite-pyrite-quartz±arsenopyrite veins and replacement zones (Zones A, E, G and H) and areas of widespread, low-grade disseminated chalcopyrite (J, P and Cirque Zones). Limited diamond drilling was carried out in 1963 (4 holes; 71 m) and 1965 (4 holes; 179 m) on the A Zone, a quartz-barite-chalcopyrite-pyrite vein immediately south of the Thorn Stock. The best A Zone core intersection graded 2.40% Cu, 201 g/t Ag and 1.4 g/t Au over 2.4 m. The B Zone consisted of six large angular quartz boulders with finely disseminated sulphides which averaged 1.20% Cu, 6.9 g/t Au and 275 g/t Ag. One hole (65 m) was drilled upslope from the boulders in 1965, without intersecting their source. The porphyry-style Cirque Zone, on the current Thorn 3 and 4 claims, was discovered in 1964. Following magnetic, IP and soil geochemical surveys, it was drilled in 1965 (8 holes; 889 m), with the best intersection grading 0.19% Cu and 0.07% MoS2 over 10.7 m. The remaining zones were evaluated by hand-trenching, chip sampling, limited soil sampling and reconnaissance magnetic and induced polarization survey lines (Adamson, 1963, 1964, 1965a, 1965b).

In 1969, American Uranium Limited carried out work on two small claim groups: the Ink, which covered the Thorn enargite-pyrite-tetrahedrite veins near the mouth of Camp Creek and the Lin over the Cirque Zone. Mapping of the Ink claims identified altered quartz-feldspar porphyry of the Thorn Stock to extend at least 2500 m down La Jaune Creek from the mouth of Camp Creek, accompanied by Cu-bearing silt samples. Their best trench assayed 8.6 g/t Au and 312 g/t Ag (with only 0.03% Cu) across 3.7 m of the B Zone. On the Cirque Zone, American Uranium outlined a coincident Cu+Mo soil geochemical anomaly over an area 500 m in diameter (Sanguinetti, 1969).

The Thorn showings were re-staked as the Daisy claims in 1981 by J. R. Woodcock, who carried out limited silt sampling and collected rock samples for geochemical and petrographic analysis (Woodcock, 1982). In 1983, Inland Recovery Group Ltd. acquired the Daisy claims and carried out mapping, soil sampling and VLF-EM surveying near the junction of Camp and La Jaune creeks. The soil grid consisted of an 800 m base-line trending 060° with perpendicular cross-lines spaced 50 m apart and sampled at 25 m intervals. Strong Ag+Au+Cu±Zn soil geochemical anomalies were revealed along Camp Creek and extending 600 m westerly from the B Zone (Wallis, 1983; Woodcock, 1986).

In 1986, Inland Recovery and American Reserve Mining Corp. drilled eight holes from three drill sites within the soil geochemical anomaly extending west from the B Zone. Core was altered and variably mineralized throughout, but only the highest-grade sections were split and analyzed. The best intersection was reported as 2.77 m grading 3.78% Cu, 2.0 g/t Au and 153 g/t Ag, taken from hole 86-6; unsampled intervals within reported sections were assumed to be barren (Woodcock, 1987).

In 1989, the Daisy claims were optioned to Gulf International Minerals who carried out poorly-documented chip sampling of some pyrite-enargite-tetrahedrite showings. No assays are available from this work and the claims were allowed to lapse. International Corona Corporation staked the Stress 1–3 claims adjacent and SW of the Daisy Claims and conducted three days of reconnaissance mapping and collected 41 rock samples in 1992 (Rye, 1992).

The Thorn showings were re-staked in 1993 as the Check-mate claim by Clive Aspinall of Atlin. The following year, he split an additional 31 core samples from the 1986 drilling, commissioned petrographic analysis of six core specimens and a float boulder and re-interpreted the 1986 drill sections (Aspinall, 1994). Kohima Pacific Gold Corporation staked the Stuart 1-3 claims in 1997 and optioned the Check-mate claim in 1998. Kohima discovered the MP Vein near the mouth of Camp Creek; this massive pyrite-enargite vein assayed 6.88% Cu and 179.0 g/t Ag across 0.5 m. An additional 11 core samples were taken from the 1986 drilling and 84 PIMA readings were taken from holes 86-1, 86-3 and 86-6, showing the predominance of illite, pyrophyllite and dickite in altered core (Poliquin and Poliquin, 1998).

Chevron Canada Limited staked the Outlaw 1–4 claims immediately southeast of Woodcock’s Daisy claims in 1981. In 1982, Chevron ran soil lines up ridges and over a rough grid at 200 x 100 m spacing, indicating the presence of a strong Au+Ag+As+Sb+Cu+Pb soil geochemical anomaly over an area of 400 x 1,600 m (Brown and Shannon, 1982). The following year, a 50 x 50 m soil grid was sampled over the heart of the anomaly. Five trenches were blasted across an easterly-trending quartz-arsenopyrite-tourmaline vein, encountering only low gold and silver values (Walton, 1984). In 1985, five more trenches were blasted further east in a zone of intense clay alteration coincident with high As-Sb soil geochemical values, but no data was filed for assessment. In 1987, four holes were drilled along one section from two sites within this clay alteration zone. Drill hole O-5 had the best gold intersection of 8.3 g/t over 0.95 m, with many other assays in the range of 1–3 g/t Au throughout the core. Antimony and arsenic were highly anomalous and could be correlated to stibnite and arsenopyrite in the core (Walton, 1987).

In 1988, Shannon Energy Ltd. optioned the Outlaw property and carried out heavy mineral analysis of talus and silt samples, but no work was filed. Glider Developments Inc. acquired the property in 1991 and laid out 12.4 line-km of soil grid over the heart of Chevron’s soil geochemical anomaly. Vuggy quartz-pyrite-galena vein float from the clay alteration zone drilled by Chevron assayed up to 22.9 g/t Au (Cann and Lehtinen, 1991). Glider may also have drilled four holes on the Outlaw, but this work was never recorded and has not been confirmed.

On part of what is currently the Sutl 1–4 claims, Omega Gold Corporation reported mapping, soil and silt geochemistry on the Tulsequah D property (Chapman, 1991).

Rimfire Minerals Corporation optioned the Check-mate and Stuart claims in February 2000, carried out an airborne magnetic/EM geophysical survey in July and staked the Thorn 1–7 claims in August to extend the property over the Outlaw soil geochemical anomaly, the Cirque Cu porphyry prospect and geophysical targets. Resistivity lows outlined the alteration flanking the high-sulphidation veins and extended them out under till blankets, while 26 weak EM conductors were identified in covered areas near altered porphyry and known veins. Fieldwork later that summer focused on the high-sulphidation veining within the Thorn Stock, resulting in the location and sampling of several previously reported zones and the discovery of two major new veins (Tamdhu and Catto). Soil samples were collected over an area measuring 1,500 x 1,600 m, on 25 x 100 m centres from lines trending 230° across the Thorn Stock. These defined several strong multi-element soil geochemical anomalies, only some of which could be explained by known mineralization. All remaining unsampled core from the 1986 diamond drilling was split and analysed (Awmack, 2000).

In March 2002, First Au Strategies Corp. (now Cangold Limited) optioned the Thorn property from Rimfire and conducted two stages of exploration that summer which focused on locating Julian’s mineralized zones, following up the 2000 soil geochemical anomalies and drill-testing several high-sulphidation vein systems. Results from the Tamdhu Vein were 1.65 m  grading 3.7% Cu, 3.1 g/t Au, 454 g/t Ag; and from the I Zone were 2.3 m grading 3.2 g/t Au and 101 g/t Ag. Prospecting within a soil geochemical anomaly resulted in discovery of the Oban breccia pipe and its matrix-hosted sphalerite-boulangerite mineralization. Subsequently, drilling within the Oban revealed pyritic breccia with weakly anomalous As, Pb and Zn, however, no sphalerite-boulangerite mineralization was encountered in drill core.

During 2003, Cangold Limited conducted two stages of exploration on the Thorn property and expanded it during three separate staking exercises. The first stage (June-July) focused on mechanical trenching of the Oban breccia. 841 m of trench was completed and all exposed outcrops (excluding post-mineralization dykes) were sampled by continuous chip samples for a total of 111 samples. Prospecting of various areas proximal to La Jaune Creek, infill soil sampling of the Oban soil grid and 1:500-scale mapping of the F zone were also conducted. Later, a skeleton crew conducted mapping and prospecting from fly camps near the Cirque and Outlaw zones. The second 2003 exploration stage (October) focused exclusively on drill-testing the Oban zone. Eight ATW-sized diamond drill holes (totalling 876 m) were drilled by Falcon Drilling Ltd. of Prince George using their light-weight F-1 model drill. The core was logged on site and all core (except rare post-mineralization dyke intersections) was split and sampled. Core, rock, soil and silt samples were analyzed by Acme Analytical Laboratories of Vancouver in 2000 and 2003, and by ALS Chemex Labs of North Vancouver for Au (fire assay) and 34-element ICP (aqua regia digestion). Pulp assays were carried out for high geochemical values of Au, Ag, Pb, or Zn; the assays were used for plotting and calculations. “Metallics” assays for Au were carried out on rejects when initial geochemical values exceeded 10,000 ppb Au. The procedures, results and conclusions of the sampling 2000, 2002 and 2003 QA / QC programs are summarized in Appendix B.

GEOLOGICAL SETTING

1.1

Regional Geology

The area around the Thorn property is underlain by mid-Paleozoic and Triassic island arc successions, Late Triassic and Jurassic sedimentary rocks of the Whitehorse Trough and bimodal Late Cretaceous to Eocene volcanic, and associated intrusive rocks (Figure 3). The most recent regional mapping around the Thorn property was carried out during 1958-60 at a scale of 1:250,000 (Souther, 1971). Mihalynuk et al. (1995) of the BCGS mapped the adjacent 1:50,000 sheet to the west, providing additional insight into stratigraphic relationships and ages through Ar/Ar and U/Pb dating.

According to the early mapping, Paleozoic Stikine Assemblage strata (Unit 4) consist mainly of fine-grained, dark clastic sedimentary rocks and intercalated volcanic rocks, with lesser chert, jasper, wacke and limestone. They have been intensely folded and variably foliated. These have been intruded by fine- to medium-grained, foliated quartz diorite and granodiorite (Unit 6), thought to be Early to Middle Triassic in age. Souther (1971) mapped a broad band of Upper Triassic Stuhini Group rocks (Unit 7) in the vicinity of the Thorn property, comprising mainly submarine basaltic volcanic rocks with minor volcanic sandstone, wacke and siltstone. It should be noted that on the NTS sheet west of the Thorn, the subaerial portion of Souther’s Stuhini Group was reassigned to the Sloko Group by Mihalynuk et al (1995). Souther differentiates a “King Salmon Formation” (Unit 8) dominated by well-bedded clastic sediments within the Stuhini Group; the formational designation has since been abandoned.

The Stuhini Group is unconformably overlain by Upper Triassic limestone and lesser sandstone, argillite and chert of the Sinwa Formation (Unit 9). The Sinwa Formation, in turn, is disconformably overlain by the Lower to Middle Jurassic clastic sediments of the Laberge Group. Souther subdivided the Laberge Group into coarse clastic rocks of a near-shore facies (Takwahoni Formation - Unit 11) and finer clastics of an off-shore facies (Inklin Formation - Unit 10).

In the Late Jurassic, the northwesterly-trending King Salmon Fault was active along the Sinwa Formation, thrusting it southward over the Laberge Group. South of the King Salmon Fault, this was accompanied by broad, symmetrical, northwesterly-trending folds, many of which are doubly plunging.

The late Mesozoic was also marked by the intrusion of the Central Plutonic Complex (Unit 13), and stocks and dykes of hornblende-biotite granodiorite (Unit 12a), biotite-hornblende quartz diorite (Unit 12b), hornblende diorite (Unit 12c) and augite diorite (Unit 12d). The Central Plutonic Complex includes a wide variety of intrusive phases of differing ages, along with minor migmatite and gneiss pendants.

Souther mapped a series of high-level, multiphase quartz monzonite, diorite and granite stocks and plutons (Unit 16) and felsite and quartz-feldspar porphyry intrusions (Unit 15) in a northwesterly-trending band through the Thorn property. These intrusions are aphanitic to fine-grained and are commonly porphyritic, with feldspar and quartz phenocrysts. There are generally <3% mafic minerals, occurring as fine flecks of biotite or hornblende in the matrix, or less commonly as small phenocrysts. Mihalynuk et al. (2003) has dated three of these intrusions: the Red Cap porphyry stock, located 35 km northwest of the Thorn (87.3±0.9 Ma), a hornblende-biotite granodiorite at Mt. Lester Jones, 32 km northwest of the Thorn (83.8±0.2 Ma). and the Thorn Stock (93.3±2.4 Ma). Sericite within the Thorn Stock was dated at 91±1Ma by Ar-Ar methods (Mihalynuk et al., 2003), indicating that its hydrothermal system was active after the intrusion of the Thorn Stock and before the intrusion of the Red Cap Stock. A fourth date has recently been obtained for the Cirque stock on the Thorn property (82.2±0.5 Ma; A. Simmons, pers. comm., 2004).

Two packages of gently-dipping, texturally and lithologically similar, subaerial volcanic rocks overlie the Mesozoic and Paleozoic rocks. Souther included both of these in his Sloko Group (Unit 14), but recent dating has shown them to be of different ages. The majority of these volcanic rocks are pyroclastic; andesite and trachyte alternate with lesser amounts of dacite and rhyolite. They are accompanied by epiclastic sediments, some of which contain coalified plant debris, and are characterized by numerous volcanic centres, rapid facies changes and synvolcanic high-angle faulting. West of Atlin, Mihalynuk (1999) dated the Sloko Group and its comagmatic intrusions at 55 Ma. By contrast, the volcanic rocks on “Mt. Gum Powell”, immediately north of the Thorn property, returned a U-Pb date of 82.8±0.6 Ma (Mihalynuk et al., 2003). They are coeval with, and compositionally similar to, Mihalynuk’s (1999) Windy Table volcanic suite (82 Ma) west of Atlin, and are thought to be extrusive equivalents to some of Souther’s Late Cretaceous intrusives, including the Mt. Lester Jones and Cirque stocks.

1.2

Property Geology

Property geology in Figure 4 has been compiled from Adamson (1965b), Walton (1984), Evans (1991) and Awmack (2000, 2003).

Lithologies

Table 6.2.1 summarizes the characteristics of rock units on the Thorn property. The southern and western parts of the Thorn property are underlain by a package of Triassic and Jurassic mafic volcanic rocks and marine sedimentary rocks (Figure 4). In the vicinity of La Jaune Creek, mafic and sedimentary rocks of the Triassic Stuhini Group trend southeasterly and dip moderately to the northeast. The Late Cretaceous (ca. 93 Ma) Thorn Stock intruded along a major NW-trending structure coincident with La Jaune Creek and was cut by a younger breccia pipe. The Thorn Stock is flanked to the northeast by Late Cretaceous (ca. 82 Ma) subaerial volcanic rocks.

Field relations and a recent U/Pb age for the Cirque monzonite (ca. 82 Ma; A. Simmons, pers. comm. 2004) indicates that it post-dates the Thorn stock and is coeval with the upper part of the subaerial volcanic succession (uKSV). Other stocks in the northeastern part of the property are likely also Late Cretaceous. Samples of the Thorn Stock, subaerial volcanic rocks, monzonite and granodiorite stocks are awaiting U/Pb age determinations at the University of British Columbia geochronology laboratories to unravel precise age relations of these major units.

Table 6.2.1. Thorn Lithologic Units

LATE CRETACEOUS OR TERTIARY

KTIN – INTRUSIVE DYKES, SILLS AND STOCKS

KTIN1

Rhyolite dykes and sills: aphanitic or feldspar+quartz-phyric

KTIN2

Biotite-hornblende granodiorite: fine- to coarse-grained, local miarolitic cavities

KTIN3

Basalt/andesite dykes: fine-grained, dark green to brown, weakly magnetic, aphyric or feldspar-phyric, calcite amygdules common

KTIN4

Monzonite and diorite

KTIN5

Hornblende lamprophyre dykes

LATE CRETACEOUS

uKSV – SUBAERIAL VOLCANIC ROCK

uKSV1

Dacitic/andesitic tuff, lapilli tuff and block tuff: Maroon to grey-brown, matrix-supported

uKSV2

Rhyolitic tuff and agglomerate

uKSV3

Rhyolite

uKSV4

Andesite

uKSV5

Basalt

uKSV6

Ash tuff

uKBX – BRECCIA PIPE

uKBX1

Magmatic-hydrothermal breccia: fragments dominantly of uKPO but with fewer fragments of other porphyritic lithologies, rhyolite dykes, massive pyrite, pale blue chalcedony, foliated Stuhini(?) andesite and rebrecciated breccia matrix, typically fragment-supported, fragments angular to rounded up to >1 m diameter, weakly chlorite and sericite-altered

uKBX2

Equivalent to uKBX1 but moderately to strongly sericite-altered with 1–3% disseminated pyrite; some alteration pre-dates brecciation

uKBX3

Mottled, matrix-rich breccia: 5-20%, angular to sub-rounded, pebble-sized fragments in a fine-grained groundmass locally characterized by abundant feldspar ± biotite phenocrysts; 1–2% pyrite; weakly to strongly sericite-altered

uKBX4

Crackle breccia: uKPO with abundant thin fractures, locally grades into uKBX2

Table 6.2.1. Thorn Lithologic Units (continued)

uKPO – GRANODIORITE PORPHYRY

uKPO1

Coarse-grained feldspar-quartz-biotite porphyry: 15–40% anhedral 1–5mm feldspar, 15–30% euhedral equant 3-6mm glassy quartz and 5–15% euhedral equant 3–6mm biotite phenocrysts

uKPO2

Fine-grained feldspar-quartz-biotite porphyry: 30% anhedral 0.5–2mm feldspar, 0–5% subhedral 2–4mm quartz and 5% euhedral equant 4mm biotite phenocrysts

uKPO3

Coarse-grained feldspar-quartz-biotite porphyry; strongly fractured and faulted with moderate to strong sericite±clay alteration

 LOWER TO MIDDLE JURASSIC

Laberge Group – Takwahoni Formation

lJTF – CLASTIC SEDIMENTARY ROCK

UPPER TRIASSIC

Sinwa Formation

uTSF – LIMESTONE AND LESSER CLASTIC ROCK

uTSF1

Limestone

uTSF2

Argillite

Stuhini Group

uTMV – MAFIC VOLCANIC ROCK

uTMV1

Pillow basalt

uTMV2

Andesitic lapilli tuff

uTMV3

Massive andesite: dark green, aphyric, aphanitic to fine-grained

uTMV4

Feldspar-augite porphyry: dark green, fine- to medium-grained, sparse <1mm feldspar and augite phenocrysts

uTMS – MARINE SEDIMENTARY ROCK

uTMS1

Interbedded siltstone and wacke: well-bedded

uTMS2

Argillite

uTMS3

Limestone

The Oban breccia pipe is roughly circular and 300 m in diameter, lying near the eastern edge of the Thorn Stock. Its contacts are not well exposed due to vegetation and its southern portion is covered by glacial till. The Oban breccia contains variably altered fragments of a variety of porphyritic rocks, most commonly fine-grained feldspar-quartz-biotite porphyry (uKPO2), along with a few felsic and mafic dyke(?) fragments. Sericite-pyrite-ankerite alteration followed brecciation and largely affected the matrix, but there is evidence that at least some alteration and mineralization preceded brecciation. This evidence includes clasts of banded pyrite veining and a clast of porphyry with a truncated quartz veinlet. Sericitized breccia is cut by both unaltered and sericitized felsic dykes and includes variably sericitized felsic dyke fragments. All of this evidence would suggest that the Oban breccia pipe is largely hosted within the Thorn Stock, that it did not reach the paleosurface and that its emplacement post-dated the intrusion of the Thorn Stock but was broadly contemporaneous with both dyking and alteration.

Structure

A structural study of data collected from the 2000 program utilized stereonet plots and rose diagrams for the analysis of measurements of 29 unmineralized fractures, 67 veins, 14 post-mineral dykes and 16 unmineralized faults. The measurements were collected in the vicinity of the Thorn Stock and it is apparent from them that:

A major northwesterly-trending structure has been inferred for at least nine kilometres along La Jaune Creek, marked by a prominent magnetic low. This structure appears to have controlled the emplacement of the Thorn Stock, which is elongated along it. Northwesterly-trending fracturing is common within the porphyry near La Jaune Creek, but no post-magmatic faulting has been observed or inferred at this orientation.

West of Camp Creek, altered porphyry of the Thorn Stock lies in fault contact with altered Stuhini Group andesites. A fault trending 010°/90° marks the contact on the northeast side of La Jaune Creek, is offset right-laterally by a second fault at 030°/90° along Gelb Creek and then forms the host structure for the Catto Vein further south, entirely within altered porphyry. Post-mineral andesitic dykes (KTIN3) follow both of these faults.

DEPOSIT TYPES

Exploration on the Thorn property is directed at two deposit types: (1) high-sulphidation epithermal Ag-Au-Cu vein mineralization; and (2) breccia-hosted Ag-Pb-Zn mineralization. Both of these are related within a porphyry/high-sulphidation epithermal setting.

Epithermal gold deposits are shallow deposits that form from surface to two kilometres depth, at temperatures from less than 150°C to 300°C, and in a continuum with porphyry Cu±Mo±Au deposits. They are typically found in both island and continental volcano-plutonic arcs, in convergent plate settings, and commonly on the back-arc side within 100 km of an active volcanic front. Epithermal gold deposits are hosted within the contemporaneous volcanic and volcanogenic sedimentary units, as well as basement units.

Epithermal systems form hydrothermal fluids of two distinct chemical compositions in contrasting volcanic environments. These differing hydrothermal fluids produce characteristic alteration and mineralization assemblages. High sulphidation systems develop from oxidized, acidic fluids generated in a volcanic-hydrothermal environment and produce alteration minerals stable in low pH environments. They are generally located more proximal to associated Cu±Mo±Au porphyry systems. Low sulphidation systems develop from fluids that have been buffered by interaction with meteoric water, resulting in reduced, near-neutral pH fluids related to those discharged by hot springs. The recognition of the style of mineralizing system is important in interpreting alteration and vectoring to mineralization.

Breccia pipes are common within porphyry/high-sulphidation mineralising systems and can host a variety of styles of alteration and mineralization.

The main targets of interest on the Thorn property are the high-sulphidation epithermal vein system centred on the Thorn Stock and the breccia-hosted mineralization within the Oban breccia pipe. Other styles of mineralization form valid exploration targets in their own right. Some of the Stuhini-hosted quartz-carbonate-sulphide veins contain elevated gold. Geophysical evidence suggests a genetic link between the Thorn high-sulphidation system and the Outlaw Zone mineralization. High sulphidation systems commonly overlie genetically-related Cu±Mo±Au porphyry systems. Although there is no evidence at present to suggest this, a younger cryptic phase of the Thorn Stock may host porphyry mineralization.

MINERALIZATION AND ALTERATION

The Thorn Stock is pervasively altered, with three main alteration styles recognized at the scale of mapping undertaken in 2000, 2002 and 2003: intense sericite/clay; weak clay/sericite/chlorite and weak chlorite. In places, these alteration styles are zoned successively outward over a few tens of metres away from a mineralized vein or fault; elsewhere, the intense sericite/clay alteration covers areas hundreds of metres across, reflecting the coalescence of numerous vein/alteration systems.

The intense sericite/clay alteration is dominated by sericite, accompanied by up to 15% disseminated pyrite and variable amounts of clay minerals; pyrophyllite, dickite and possibly smectite were reported by Poliquin and Poliquin (1998). The sericite and clays completely replace feldspar and biotite phenocrysts and the matrix of the porphyry, which is still readily identifiable from the unaltered quartz phenocrysts and hexagonal casts of the biotite phenocrysts. The intense sericite/clay alteration produces vivid jarosite gossans; these are commonly steep-sided from slumping of clay-rich portions. All significant high-sulphidation vein mineralization within the Thorn Stock is hosted by this style of alteration.

The intense sericite/clay alteration is flanked by a few metres or tens of metres of weak clay/sericite/chlorite alteration. This alteration, which is accompanied by 1-3% pyrite, affects the feldspar and biotite phenocrysts, but leaves them readily identifiable. Disseminated galena and sphalerite occur in the weak clay/sericite alteration flanking the B Zone, but precious metal values are low (e.g. 206833: 844 ppm Pb, 14 ppb Au). Despite its pyrite content, the clay/sericite/chlorite alteration weathers to a grey-brown, rather than the bright orange of the intense sericite/clay zone.

The remainder of the Thorn Stock is affected by weak chloritization of matrix and biotite phenocrysts, accompanied in places by calcite. Pyrite is absent, but disseminated specularite was noted in one location (#206835: 12 ppb Au). Rarely (e.g. #206846: 4 ppb Au), the feldspar phenocrysts are altered to a reddish carbonate; low manganese content indicates that it is not rhodochrosite.

The Oban breccia pipe is heterogeneously altered and locally (especially observed in drill core) contains fragments that have variable degrees of sericite-clay-ankerite alteration. Outcrops exposed during trenching in 2003 indicate that the southwestern part of the pipe is weakly sericite-chlorite altered. Silicification of the breccia comprises a rare alteration type. One small Au-bearing silicified outcrop has been discovered (sample #209603: 25.93 g/t Au). Trenching proximal to this outcrop in 2003 failed to expose any similar material. Likewise silica-altered zones were not observed in any of the 2003 drill core, suggesting silicification of the breccia is rare. Petrography of a breccia fragment showed abundant ferroan dolomite or ankerite alteration which is widespread in the 2003 drill core.

1.3

High-Sulphidation Epithermal Veins

High-sulphidation pyrite-enargite-tetrahedrite±quartz veining has been recognized within intensely clay-sericite altered portions of the Thorn Stock over an area of 1,600 x 1,900 m. The vast majority of these veins strike between 060° and 100° and dip steeply. In some areas, there is no regular spatial variation in vein orientation; instead, veins of diverging orientation are commonly located in close proximity, filling a complex system of dilational fractures. In contrast, the F Zone contains three, sub-parallel vein/fracture zones that are continuous for up to 275 m.

Metallic mineralogy within the veins is fairly complex. Pyrite is ubiquitous, as massive aggregates and in veinlets cutting enargite. Tetrahedrite-tennantite (which has been shown to be tennantite in at least the I, D and F Zones by SEM work), is either intergrown with enargite or replaces it and/or pyrite. In the Catto Vein, enargite forms veinlets which cut pyrite, but which are in turn cut by pyrite veinlets, indicating multiple stages of pyrite deposition. A variety of minor metallic minerals have been identified by petrographic work, mainly associated with the tetrahedrite-tennantite. These include stannite (Cu2FeSnS4), chalcopyrite, galena, covellite, cassiterite, argentite, hübnerite (MnWO4) and electrum.

MP Vein:

The MP Vein is a 50 cm wide pyrite-enargite-tetrahedrite vein exposed in a small outcrop “island” surrounded by the boulders of Camp Creek, just above its junction with La Jaune Creek. It may form part of a wider vein system, covered by the creek alluvium. The MP Vein is composed of massive medium-grained pyrite cut by irregular 1-10mm enargite-tetrahedrite seams and containing pockets of quartz. Petrographic analysis shows the presence of diaspore with the quartz, and minor chalcopyrite, galena, stannite and covellite as inclusions within tetrahedrite. Precious and base metal values do not extend into the vein’s sericitized porphyry wallrock. Airborne EM conductors 60, 170, 280 and 380 m east along strike indicate the possible strike extension of the MP Vein.

Table 8.1.1: MP Vein Mineralization

Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
129057[1]	0.5	750	224g/t	33100	8.73%	765	8230	2490
129059[1]	Select	874	285g/t	42500	11.00%	1030	9570	2740
206801[2]	0.7	23	1.9	98	40	269	10	153

1MP Vein; 2Hanging wall to MP Vein

Catto Vein:

The Catto Vein comprises massive pyrite, enargite and tetrahedrite in a matrix of white sericite, located within fine-grained FQB porphyry (uKPO2) a few metres east of its fault contact with Stuhini Group andesite. The Catto Vein is recessive; on surface, it lies hidden under a thin veneer of dirt in a recent slump. The surface exposure was dug out by hand over a true width of 2.25 m without exposing its eastern edge. To the west, its contact with the host FQB porphyry indicates that it trends 010°/80°E, an unusual trend for veining in the area. Hole 86-6 probably hit the Catto Vein about 50 m north along strike and 80 m down-dip from its surface exposure, intersecting 2.8 m (~1.7 m TW) grading 4.0% Cu, 1.9 g/tonne Au and 156 g/tonne Ag. In the drill hole, the Catto Vein appears to fill a fault zone; 320 m to the north across La Jaune Creek, the fault(?) contact between Stuhini andesite and the porphyry also trends 010°, apparently the continuation of the same recessive fault.

Table 8.1.2. Catto Vein Mineralization

Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206828	1.15	0.93g/t	99.5g/t	5451	1.68%	335	1070	1359
206829	1.10	1.20g/t	166g/t	12299	4.49%	232	1960	1371
Wt. Avg.[1]	2.25	1.06g/t	132g/t	8799	3.05%	285	1505	1365

1Weighted average of 206828 and 206829

Tamdhu Vein:

The Tamdhu Vein is exposed on the jarosite bluffs across from the junction of Camp and La Jaune Creeks. Numerous boulders of massive sulphides and vein quartz have rolled down onto the gravel bar at the base of the cliffs, including float sample 206814. The main exposure of the vein trends 080°/50°S, consisting of 90 cm of semi-massive pyrite-enargite-tetrahedrite and 120 cm of chalcedonic quartz with lesser sulphides. A second quartz-pyrite vein 5m to the south (sample 206815) strikes roughly parallel, but dips steeply to the north and appears to form part of the Tamdhu vein zone. Angular boulders, which appear closer in texture and mineralogy to those found at the base of the hill, were found 20 m uphill to the west of this exposure (206997: 20.2 g/tonne Au, 2261 g/tonne Ag and 9.84% Cu). Thirty metres along strike to the west, sample 206634 was taken from the western extension of the Tamdhu Vein, with the same strike and dipping steeply to the south.

The petrographic description for sample 206814 shows the presence of minor to trace amounts of stannite, stibnite, acanthite-argentite, pearcite-polybasite, hübnerite, galena and a Ag-telluride, mainly associated with tetrahedrite and enargite.

Table 8.1.3: Tamdhu Vein Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206634[1]	2000	2.0	3.22g/t	380g/t	3482	0.83%	371	6288	863
206814	2000	Float	22.13g/t	2414g/t	38103	12.05%	162	29314	3502
206815[2]	2000	0.9	2.73g/t	51.6g/t	289	0.07%	320	300	51
206817[1]	2000	0.9	5.31g/t	400g/t	7790	2.50%	133	3729	326
206818[1]	2000	1.2	3.31g/t	260g/t	1510	0.32%	115	1718	27
Avg.[3]	2000	2.1	4.17g/t	320g/t	4201	1.25%	123	2580	155
206997	2002	Float	20.20g/t	2261g/t	5.08%	9.84%	447	4.35%	3068

1Tamdhu Vein

2Parallel vein and altered wallrock

3Weighted average of 206817 and 206818

Jarosite Bluffs:

The jarositic bluffs across from the junction of Camp and La Jaune Creeks are pervasively altered and pyritized; in addition to the Catto and Tamdhu Veins, several narrower veins and systems of sheeted veinlets were sampled. Two sets of sheeted veinlets were sampled from immediately east of Gelb Creek. Sample 206824 included three parallel clay-pyrite-enargite-tetrahedrite veinlets; it was the target of diamond drill hole 86-6. Between it and the Catto Vein, sample 206826 included two quartz-pyrite-enargite-tetrahedrite veinlets and a scorodite-stained fault slip; its wallrock lacked the veining and the sulphosalt content, but still assayed 0.85 g/tonne Au. Three gold- and silver-rich cobbles of massive enargite-tetrahedrite were sampled from Gelb Creek; they could be derived from the Catto Vein, either of the sheeted veinlet zones described above or other zones as yet undiscovered in this fertile area.

Table 8.1.4: Other Jarosite Bluff Veins

Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
129060	Float	13.84g/t	2900g/t	>50000	32.80%	1995	>10000	1945
129062	Float	5000	564g/t	>50000	16.50%	1325	>10000	2360
129063	Float	4100	391g/t	42600	8.61%	435	>10000	145
206632	1.0	2.15g/t	59.4	607	3082	169	180	93
206633	0.15	1.46g/t	113g/t	3299	1.08%	0.62%	1231	0.97%
206637	N/A	5.04g/t	311g/t	8584	2.47%	1017	1703	3030
206824	0.95	1.24g/t	127g/t	8764	1.91%	476	3692	377
206826[1]	0.9	4.45g/t	306g/t	4933	1.22%	1613	11896	1732
206827[2]	0.75	0.85g/t	28.3	279	99	113	532	37
Wt. Avg.[3]	1.65	2.81g/t	180	2818	6700	931	6730	962

1Includes two parallel quartz-pyrite-sulphosalt veinlets

2Adjacent to 206826, without veinlets

3Weighted average of 206826 and 206827

I Zone:

The I Zone is located on Eye Creek, about 360 m above its junction with Camp Creek. It is comprised of numerous subparallel quartz-pyrite-tennantite veinlets in intensely sericitized and pyritized FQB porphyry. Most veins strike 070°-100° and dip 40°-75° to the south; a few strike 200°-220° and dip 40°-70° to the northwest. The zone as a whole dips 70° to the south with a width of 3-10 m. To the south, the intensely sericitized and veined I Zone transitions through a few metres of weakly altered porphyry into relatively fresh, non-pyritic porphyry. The northwestern edge of the I Zone exposure is bounded by a fault, which juxtaposes it with little-altered andesitic lapilli tuffs (uKSV1). To the east, the strike extent of the I Zone is unknown, since it disappears under heavy vegetation within a few metres of Eye Creek.

Table 8.1.5: I Zone Mineralization

Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206840	0.7	4.17g/t	256g/t	4893	1.20%	573	5492	212
206841	1.5	1.79g/t	74.8	422	1029	501	598	106
206842	0.7	9.28g/t	760g/t	1219	0.30%	635	1973	187

F Zone (including Glenlivet, Jim Beam and Knockando veins):

The F Zone lies on the steep northern slope of Camp Creek, immediately north of the Oban breccia pipe. A bright jarosite gossan extends for several hundred metres along this canyon, hosting a number of quartz-sphalerite-pyrite-galena-enargite veins. Exploration within the F Zone in 2003 focused on mapping the distribution and structure of veins and on sampling vein structures with a power channel saw. Based on detailed mapping of the F Zone in 2003, the following has changed: (a) the Glenlivet vein is now known to extend along strike to the NE through the F Zone for at least 275 m; (b) the Jim Beam vein lies ~30 m NW of the Glenlivet (previously unnamed but sampled in 2000 and 2002); and (c) the previously unnamed Knockando vein lies 40 m NW of the Jim Beam. These three sub-parallel veins are described as part of the F Zone.

Glenlivet Vein:

The Glenlivet Vein crops out discontinuously for 275 m from the western end of the F Zone to where it disappears under Camp Creek. The Glenlivet vein is hosted within a 4 to >10 m-wide fault/vein zone comprised of sheeted pyrite-enargite veins filling fractures in clay-sericite altered porphyry. To augment last year’s grab and chip sampling, the 2003 program involved channel sampling using a power channel saw. A total of four channels (two near the western Glenlivet extent on the south side of Camp Creek and two 170 m NE) were sawn across the main Glenlivet vein structure. True widths vary from 2.4 to 4.65 m and they comprise three or four samples (continuous channels shown in grey-shaded boxes in Table 6.3.2). Results confirm earlier chip samples but higher grade values within channels were generally sporadic (Table 6.3.2). Continuous samples 277707 to 277710, however, averaged 1.16 g/t Au; 237 g/t Ag and 2.3% Cu over 4.4 m (true width).

Additionally, 12 sawn samples were collected from a series of staggered channels NE of the main Glenlivet structure in less mineralized, strongly sericitized and locally silicified porphyry with localized stringers veinlets (mm-scale) of pyrite-enargite. Grades were much lower than those within the main Glenlivet vein zone, however, one channel sample (277667) contained 1.76 g/t Au; 1090 g/t Ag and 2.14% Cu over 2.1 m (true width) and one grab sample from this area (277555) contained 2.32 g/t Au. These results highlight the possibility of mineralization away from the main fault/vein structures.

Table 8.1.6: Glenlivet Vein Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206658	2000	0.5	1.48g/t	328	10516	2.94%	6361	21535	0.42%
209613	2002	Grab	2.97g/t	1298	4.24%	12.38%	1986	2.87%	6846
209616	2002	0.2	1.17g/t	1170	7.25%	18.50%	700	5.14%	2127
209617	2002	0.8	1.36g/t	797	2.70%	7.64%	4312	2.44%	5026
209618	2002	0.2	20.39g/t	2580	8.83%	23.92%	795	5.20%	4287
209620	2002	0.15	11.74g/t	1355	5.03%	13.89%	553	2.69%	1195
277667	2003	2.1	1.76g/t	1090	8630	2.14%	7180	6900	2.16%
277555	2003	Grab	2.32g/t	90.1	214	995	443	271	4560
277701	2003	0.65	137	9.7	86	80	164	37	27
277702	2003	1.4	7.04g/t	748	>10000	4.73%	581	>10000	1135
277703	2003	1	693	91.6	2520	3550	258	1540	237
277704	2003	0.7	89	3.4	153	88	196	26	152
277705	2003	0.7	10.90g/t	1470	>10000	8.45%	918	>10000	1290
277706	2003	1	75	15.5	292	144	826	97	357
277707	2003	0.8	839	269	8670	2.31%	1405	5360	1365
277708	2003	1.1	1.71g/t	546	10000	6.95%	1010	>10000	2190
277709	2003	1	210	18.9	419	374	174	259	59
277710	2003	1.5	1.56g/t	139	2960	5000	500	2410	155
avg[1]		4.4	1.16g/t	237	5181	2.3%	718		862
277711	2003	0.6	53	2.8	134	36	232	28	76
277712	2003	1.15	2.00g/t	405	>10000	9.17%	1085	>10000	1215
277713	2003	1.6	56	4	303	195	160	102	30
277714	2003	1.3	923	373	>10000	3.65%	1870	9540	2040

1Weighted average of samples 277707 to 277710

Jim Beam Vein:

The Jim Beam vein was sampled during prospecting of the F Zone during 2000 and 2002 (Table 6.3.3) but mapping in 2003 revealed that this vein is continuous across the F Zone and, hence, it has been named the Jim Beam. It is a 10–40cm wide, planar grey silicified vein with abundant very fine-grained disseminated pyrite (locally up to 30%) and locally minor enargite. It is hosted within a 2–6 m-wide, strongly sericitized, fault zone that trends NE-SW and generally dips steeply to the NW. Precious metal grades along the strike extent of the vein are consistently between ~1–4 g/t Au and ~100–900 g/t Ag with up to 3.5% Cu. Sample 277662, collected in 2003, returned somewhat lower grades.

Table 8.1.7: Jim Beam Vein Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(g/t)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206649	2000	0.15	1.18g/t	431	4580	1.24%	2952	4131	1760
206651	2000	0.15	2.79g/t	911	789	0.22%	7491	2282	2.12%
206652	2000	0.15	1.43g/t	396	5510	1.76%	2667	6584	1442
206655	2000	1.0	2.81g/t	113	404	0.11%	955	1052	683
206656	2000	1.2	4.56g/t	389	739	0.31%	1801	1699	1147
206657	2000	0.05	1.83g/t	310	4040	0.87%	2619	4786	2451
206662	2000	0.75	1.94g/t	79.8	978	1314	227	1145	53
206663	2000	0.2	1.42g/t	189	1971	0.56%	754	2216	0.42%
209611	2002	Grab	1.35g/t	237	1218	2543	858	0.26%	360
209614	2002	Grab	1.50g/t	563	1.16%	3.50%	545	0.94%	4395
209619	2002	Grab	2.82g/t	307	1488	3319	1644	0.30%	550
277662	2003	Grab	780	79.5	311	473	264	170	3770

Knockando Vein:

The Knockando vein was sampled during prospecting in 2000 and 2002 and mapping in 2003 revealed it to be continuous for at least 110 m. It crops out along the top (NW edge) of the F Zone. Typically it is a 10–20 cm-wide, vuggy, siliceous planar vein but locally bifurcates into up to five separate veins. It typically contains 5–20% fine-grained disseminated pyrite but locally changes character along strike to a massive pyrite-enargite vein. Results (Table 6.3.4) indicate variable Au (<1 to 10 g/t) and Ag (25 to 700 g/t) grades and up to 1.73% Cu.

Table 8.1.8: Knockando Vein Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(g/t)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206654	2000	0.2	1.79g/t	102	383	0.16%	2179	706	0.71%
209623	2002	0.5	10.45g/t	305	775	1655	3912	804	6450
209624	2002	0.1	1.60g/t	353	1267	4017	5337	0.23%	2873
277556	2003	Grab	860	25.9	109	338	350	73	4500
277557	2003	Grab	800	698	7730	1.73%	243	>10000	791

Other F Zone mineralization:

Table 6.3.5 contains results of other mineralized samples collected within the F Zone. Prospecting along the (unmapped) western end of the F Zone revealed a vein structure (or possible a series of structures) similar to the three main F Zone veins described above consisting of siliceous veins with pyrite-enargite and possibly arsenopyrite hosted by strongly sericitized porphyry. Samples from this area (277657–277661) contain 1–8g/t Au, 130–1320 g/t Ag and up to 2.5% Cu and 1% Zn. This area is extremely rugged owing to post mineralization, discordant dykes but importantly, seems to host a fourth (and fifth?) vein/fault structure subparallel to and similarly mineralized to the Glenlivet/Jim Beam/Knockando veins.

Table 8.1.9: F Zone Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(g/t)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206653	2000	Float	1.21g/t	78	1000	0.08%	8608	831	3.86%
209609	2002	Float	1.57g/t	133	1298	1907	1.03%	722	6.71%
209610	2002	Float	2.75g/t	389	4973	2029	14.63%	0.50%	1.14%
209612	2002	0.4	2.01g/t	120	261	253	2.90%	120	9.57%
209625	2002	Grab	679	236	5409	1.69%	1314	0.49%	1584
277657	2003	Select	6.57 g/t	1320	9810	2.45%	1545	5590	2610
277658	2003	Grab	8.00 g/t	128	2870	7590	523	2070	664
277659	2003	Grab	0.53 g/t	174	4840	1.69%	549	4670	2690
277660	2003	Grab	1.67 g/t	159	1885	5120	2000	1585	1475
277661	2003	Grab	1.15 g/t	82.4	1400	3830	1860	1410	1.05%
277543	2003	Select	2.13 g/t	279	712	3740	1960	1130	319

B Zone:

The B Zone is exposed on surface as a resistant 1–3 m wide zone of quartz breccia and coalescing quartz veinlets, which outcrops along 40 m. Wallrock fragments of FQB porphyry within the quartz breccia have been altered to vuggy silica with remnant quartz phenocrysts or been argillized and alunitized. Hole 86-3, drilled under the eastern end of the main outcrop, intersected 7.8 m (~5.5 m TW) grading 3.6 g/tonne Au and 44 g/tonne Ag, with only 0.08% Cu. Sulphide content in the main showing and in the drill holes under it is generally less than 1%, although subcrop and trench samples from its eastern extension contain up to 15% pyrite, enargite and tetrahedrite. The B Zone can be traced intermittently for 260 m along strike, trending 070°/85°S, with several right-lateral offsets of a few metres.

Table 8.1.10: B Zone Mineralization

Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206613	Float	1.79g/t	18.7	72	109	213	57	2433
206614[1]	1.5	3.26g/t	74.1	124	33	246	256	44
206615[2]	4.5	3.12g/t	93.1	193	81	143	393	60
206616[3]	1.0	1.41g/t	41.5	515	1065	87	367	302
206617[4]	1.5	8.13g/t	286g/t	638	641	239	1213	35
206618[4]	Float	6.78g/t	431g/t	12865	2.46%	262	4747	959
206811[3]	3.0	3424	76.4	326	468	139	378	142

1Hanging wall to quartz breccia/vein

2Footwall to quartz breccia/vein

3B Zone quartz breccia/vein

4Eastern extension of B Zone

L Zone:

The L Zone was first described by Julian Mining in 1964 and rediscovered in 2000 as a group of angular precious metal-rich boulders beside Camp Creek. In 2002, these were traced uphill a few metres to a 45 centimetre wide fault/vein zone (sample 3390) with pods of massive pyrite-tetrahedrite. Although individual lenses are of high grade, as shown by the float samples, they are volumetrically insignificant within the fault/vein zone. The fault/vein zone trends 087°/85°S; within a few metres to the east, it is flanked by less than a metre of sericitized porphyry wallrock. About 20 m to the west, the fault/vein zone was sampled in 2000 (sample 206602) where it was cross-cut by a massive pyrite vein. Petrography of float from a high-grade lens showed that early quartz is replaced by pyrophyllite and early zoned pyrite is partially replaced by slightly later tetrahedrite/tennantite accompanied by minor galena, argentite, cassiterite and a Au-Ag-S phase. Native gold or electrum is later than the tetrahedrite/tennantite and is associated with radiating quartz crystals.

Table 8.1.11: L Zone Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
3389	2002	Float	1.75g/t	914g/t	4.33%	8.83%	763	1.68%	1.11%
3390	2002	0.45	2.06g/t	256g/t	5227	1.23%	1294	0.62%	1933
206601	2000	0.15	7.45g/t	713g/t	8645	1.45%	2546	7449	2836
206602	2000	1.00	6.36g/t	295g/t	1224	2242	5722	3159	3.57%
206607	2000	Float	19.48g/t	1635g/t	67030	17.35%	559	26146	3764
206608	2000	0.05	7.93g/t	1397g/t	32000	6.39%	716	25507	492
206808	2000	Float	24.14g/t	1067g/t	34651	9.19%	584	23422	1.29%
L Zone	2002	Float	13.00g/t	803g/t	2.52%	6.34%	210	1.88%	1343

M Zone:

The M Zone was first described by Julian Mining in 1964 and was relocated by prospecting during 2003. Sample 277656 (results in Table 6.3.6) was collected from a resistive siliceous vein within strongly sericitized porphyry and consisted of 10% pyrite and 5% sphalerite. Sample 277654, collected 110 m to the SW, consists of semi-massive pyrite and contained 4.77 g/t Au. This vein is up to 20 cm wide and is oriented 334o/64oNE.

Table 8.1.12: M Zone Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
277656	2003	Select	2.85g/t	1215g/t	2090	1.07%	2.26%	4170	5.14
277654	2003	Select	4.77g/t	218	874	3600	326	2230	36

D Zone:

Julian Mining had reported Au-bearing massive sulphide boulders west of La Jaune Creek about 100 m southeast of the Tamdhu Vein. One of these boulders (sample 3391) was found and sampled in 2002. The boulder was found along with intensely sericitized and argillized porphyry boulders and rubble, immediately below the toe of avalanche debris which covers the Thorn Stock. Either the boulder comes from the immediate vicinity, or rolled downhill prior to the avalanche activity. A polished thin section from this boulder showed early quartz-pyrite with minor diaspore and barite, partially replaced by a later assemblage of sericite-tennantite with minor galena and chalcopyrite.

Table 8.1.13: D Zone Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
3391	2002	Float	4.01g/t	216g/t	2.11%	5.39%	37	0.72%	1936

Cardhu Vein:

The Cardhu Vein is a poorly exposed sulphide/sulphosalt vein discovered in 2002 near the southwestern contact of the Thorn Stock, south of Spike Creek. Its width is not clear, but two samples indicate >15 m strike length, with an orientation of 026°/58°SE.

Table 8.1.14: Cardhu Vein Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
209627	2002	0.1	8.05g/t	510g/t	2.17%	9.03%	375	0.75%	8035
209628	2002	0.1	1.59g/t	319g/t	2.04%	5.26%	391	0.55%	1273

Other Zones:

Julian Mining reported a number of other high-sulphidation epithermal vein zones, which have not yet been re-discovered or sampled by Rimfire:

C Zone: Julian reported a vein showing in Sea Creek of “black smoky quartz, likely reflecting very finely diffused tetrahedrite”. Four of their samples averaged 0.15% Cu, 0.4 g/tonne Au and 51 g/tonne Ag (Adamson, 1963).

West Zone: Julian investigated an area of anomalous copper in soil geochemistry between Hook and Bramble Creeks on the hillside west of La Jaune Creek. They reported “a number of small erratic copper seams and random blebs in the quartz-feldspar porphyry country rock”.

J Zone: In Hook Creek, Julian reported “Mineralization consists of low grade disseminated chalcopyrite with much pyrite in a well altered intensely sheared porphyry. The trend of this shearing is on strike with the strong fault structure that cuts across the A Zone and possibly may be its extension.”

1.4

Oban Breccia Mineralization

The Oban breccia pipe and the significant Ag-Pb-Zn±Au mineralization within it were discovered in 2002 during investigation of a strong multi-element soil geochemical anomaly. Awmack (2003) described three styles of mineralization within the Oban zone including: sulphide/sulphosalt replacement and banded millimetre-scale veins rimming fragments, massive sulphides and sulphosalts in float boulders, and silicified breccia with disseminated and fracture-filling tetrahedrite. Exploration in 2003 focused on trenching within the Oban soil anomaly to ascertain the distribution of this mineralization and secondly, on drill-testing the Oban breccia pipe. Table 8.2.1 summarizes results for mineralized samples collected within the Oban breccia zone.

Of the 841 m of trenching conducted, about 10% exposed outcrop. Outcrops are generally highly weathered and typically strongly oxidized, friable and locally comprise a jigsaw-fit mosaic of residual boulders. All outcrop (except post-mineralization dykes) was channel sampled during the trenching work. Unfortunately, very little outcrop was exposed within the core of the soil geochemical anomaly. Accordingly, results typically indicate only low metal contents. Of the 111 samples collected, the maximum Au value was 966 ppb (seven samples contained >100 ppb Au); the maximum Ag value was 182 ppm (four samples contained >100 ppm Ag); the maximum value for Pb was >1%; maximum value for As was 4800 ppm (six samples contained >1000 ppm As); and the maximum value for Zn was 5170 ppm (10 samples contained >100 ppm Zn). The highest of these values came from only two areas: the part of the trench immediately west of collar THN02-14 (samples 277601 to 605) and from sample 277026. The most easterly samples do fall within the core of the soil geochemical anomaly indicating a good correlation between rock and soil geochemistry. Sample 277026 is the only trench sample interval that actually contained massive sulphides.

Other anomalous samples collected in 2003 include a precious metal-rich float boulder of semi-massive sulphide (sample 277058) hosted by sericitized breccia, collected from adjacent to the Oban trench in the region of drill holes THN02-14, -15 and THN03-16. A second mineralized sample (275979) was collected from within the Oban trench (within sample interval 277026). This sample was comprised of massive sphalerite-boulangerite-tetrahedrite from a 5–10 cm-wide “vein” hosted by intensely clay-altered breccia. This sample is a grab of the only significant sulphides exposed during the trenching work.

Samples of silicified breccia (uKBx) were collected from rubbly, weathered outcrops along the surface trace of drill hole THN03-19. Sample 277056 contained 10% pyrite, 1% sphalerite and traces of boulangerite; sample 277057 contained 5% pyrite and traces of both sphalerite.

Table 8.2.1. Oban Breccia Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
34001	2002	Float	0.82g/t	215g/t	1357	19	8998	74	6
124001[2]	2002	Float	3.48g/t	6149g/t	1.13%	917	42.97%	16.07%	3.45%
206988[1]	2002	Float	1.37g/t	2045g/t	9063	579	10.59%	1.75%	1.19%
206989[1]	2002	Float	14	20.4	1197	33	4854	1084	1.02%
206990[1]	2002	Float	1.85g/t	1983g/t	1.52%	1028	14.18%	3.91%	3758
206991[1]	2002	Float	888	1299g/t	6584	442	5.51%	1.59%	2.33%
206992[1]	2002	Float	1.51g/t	631g/t	1.07%	1178	5.45%	2.38%	2.54%
206993[2]	2002	Float	1.92g/t	3206g/t	1.90%	1002	24.79%	10.01%	19.57%
206994[1]	2002	2.58	444	498g/t	6718	116	3.05%	0.92%	3695
209601[3]	2002	Float	6.21g/t	137g/t	512	4337	254	0.46%	92
209602[3]	2002	Float	13.57g/t	181g/t	1384	6628	297	0.62%	72
209603[3]	2002	Grab	25.93g/t	391g/t	2786	1.53%	273	1.09%	61
209605[1]	2002	Grab	0.52g/t	174g/t	1.01%	409	7700	0.31%	8258
209606[1]	2002	Grab	5.32g/t	1260g/t	4.23%	1072	5.80%	1.70%	5.83%
275979[2]	2003	Grab	1.37g/t	1480	2130	1.36%	14.10%	5910	>30%
277058[2]	2003	Float	12.95g/t	596	4550	2.84%	193	>10000	46
277601[4]	2003	1.25	727	150	633	16	1695	864	17
277602[4]	2003	1.25	966	182	936	13	3580	1790	13
277603[4]	2003	1.4	285	107	2860	40	6230	1250	77
277604[4]	2003	1.4	182	46	3750	25	1890	274	117
277605[4]	2003	1.35	221	31	4800	21	2550	288	279
277026[4]	2003	0.7	150	104	495	335	>1%	202	5170
277056	2003	Grab	690	81.8	5410	132	2370	245	363
277057	2003	Grab	105	10.9	1555	47	394	25	1620

1Sericitized stockwork mineralization

3Silicified breccia mineralization

2Massive sulphide/sulphosalt mineralization

4Highly oxidized breccia trench sample

1.5

Veins near the Thorn Stock

Within a few hundred metres of the Thorn Stock, Stuhini Group country rock is weakly altered and hosts veins which differ markedly in mineralogy from those within the Thorn Stock, including:

fault-hosted quartz-carbonate-arsenopyrite-chalcopyrite-pyrite veins (e.g., G Zone, Whiz Vein);

sulphide-bearing shear zones (e.g., E Zone);

fault-hosted quartz-barite-chalcopyrite veins (e.g., A Zone).

The first style of veining is quite common in the vicinity of Gelb Creek, which is also the locus of much of the stock-hosted veining. Possibly the same fluids that deposited Cu and As in enargite and tetrahedrite in the high-sulphidation environment within the porphyry, were buffered by the Stuhini Group mafic volcanics, so that they deposited Cu and As in chalcopyrite and arsenopyrite outside it.

Gee Creek – Gelb Creek Area:

The G Zone is a quartz-carbonate-sulphide vein in Gee Creek about 400 m upstream from its mouth in La Jaune Creek. It lies within an erratically mineralized fault zone which strikes 103°/48°S, cutting through argillite and pillow basalt and reaching widths up to 2.0 m. Several similar but narrower quartz-carbonate-sulphide veins, including the Whiz Vein, are present in the 400 m south of the G Zone to the contact between the Stuhini Group rocks and the Thorn Stock.

Table 8.3.1: Gee Creek – Gelb Creek Mineralization

Sample	Sample	Au	Ag	As	Cu	Pb	Sb	Zn
Number	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206636	0.5	2.24g/t	208g/t	3963	3.34%	0.52%	22	1.22%
2066411	2.0	57.38g/t	89.7	54689	2868	2601	1301	3722
2066421	0.5	26.52g/t	322g/t	19696	0.17%	0.57%	629	896
2066432	0.65	505	8.9	2519	749	142	33	558
2066442	Select	1238	23.7	3695	1998	319	17	216
206820	0.12	654	20.5	459	1986	17	365	73
206821	Float	726	238g/t	3468	0.12%	7.50%	98	24.35%
206830	0.08	3.01g/t	6.5	16568	467	957	47	5749

1G Zone

2Whiz Vein

E Zone:

The E Zone, located in Gelb Creek, was described by Julian as a northerly-trending shear zone mineralized with chalcopyrite, pyrite and quartz, located within andesite near its contact with the FQB porphyry. Their chip sampling graded 0.95% Cu, 0.28 g/tonne Au and 15.5 g/tonne Ag across 6.7 m. They reported that the zone was exposed 30 m further down Gelb Creek, but with lower grades (Adamson, 1964-65). Sample 206638, taken from a variably mineralized shear zone trending 008°/88°E in andesite, may have been taken from this lower exposure. It appears likely that this shear zone is the strike extension of the Catto Vein structure into the andesitic volcanics.

Table 8.3.2: E Zone Mineralization

Sample	Sample	Au	Ag	As	Bi	Cu	Pb	Sb	Zn
Number	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206638	0.4	132	696g/t	860	12878	1.85%	2.73%	60	2946

A Zone:

The A Zone was only examined in one location in 2000, an impressive exposure where it crosses Eh Creek immediately south of the Thorn Stock. At this spot, a 4.0 metre wide quartz-barite vein, with spotty pyrite and chalcopyrite, cuts across the creek, forming a small waterfall. It follows a fault zone trending 125°/80°S which separates Stuhini Group andesite (uTMV4) to the southwest from well-bedded clastics (uTMS1) to the northeast. Flanking the quartz-barite vein to the northeast is a 1.25 metre vein of brecciated massive pyrite with strikingly different metal ratios, raising the possibility that it represents a separate mineralizing pulse emplaced along the same fault structure. The A Zone was discovered by Julian, who drilled 250 m in 8 short holes, testing it with mixed success along 120 m of strike length to the southeast of Eh Creek (Adamson, 1963-65).

Table 8.3.3: A Zone Mineralization

Sample	Sample	Au	Ag	As	Cu	Pb	Sb	Zn
Number	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206844[1]	1.25	1.28g/t	52.8	903	1392	765	82	514
206845[2]	4.0	14	8.7g/t	27	1.03%	24	3	14
Wt. Avg.[3]	5.25	315	19.2	236	8179	200	22	133

1Massive pyrite vein

2Quartz-barite vein

3Weighted average of 206844 and 206845

Other Zones:

H Zone: Julian reported a “narrow outcrop of chalcopyrite mineralization” within andesite, immediately above the mouth of the next northeasterly-flowing creek below Gee Creek (Adamson, 1964). It was not investigated in 2000, 2002 or 2003.

1.6

Other Showings

Elsewhere on the Thorn property, several other mineral occurrences of a variety of styles have been explored to differing extents in the past, including diamond drilling in the Outlaw area and on the porphyry Cirque Zone. Geological mapping and prospecting was conducted in each of these two areas in 2003.

Cirque Zone:

The Cirque Zone is centred about four km east of the heart of the Thorn’s high-sulphidation epithermal system, located just above treeline on the relatively gentle slope south of Camp Creek. Anaconda mapped andesitic and rhyolitic volcanic rocks (uKSV) intruded by diorite (KTIN4). Quartz veinlets and pods with pyrite, chalcopyrite and molybdenite are associated with potassically altered syenite, syenite porphyry and breccia which cut the diorite. Anaconda drilled 889 m on the Cirque Zone in eight holes; the best intersection graded 0.19% Cu and 0.07% MoS2 across 10.7m in hole C65-4 (Adamson, 1965b).

The Cirque area was mapped and prospected in 2003 and selected results are presented in Table 6.3.9. Two styles of mineralization were noted: porphyry-style pyrite-chalcopyrite-molybdenite in quartz veins hosted by monzonite/diorite intrusive rocks; and secondly, disseminated chalcopyrite and pyrite in subaerial volcanic rocks south of the Cirque showing. Geochemical results generally indicate low metal values. A silicified andesite/dacite flow (sample 277059) containing minor chalcopyrite and 10% pyrite returned 0.59% As, 120 ppm Cu. A monzonite-hosted quartz stockwork (sample 277060) with traces of chalcopyrite and molybdenite plus 5% pyrite returned 20 ppb Au and 288 ppm Cu. A float boulder sampled near the source of Cirque Creek (sample 277685) contained 2170 ppm Zn. This boulder contained 50% pyrrhotite and is most likely derived from low-grade skarn located in the Bungee Zone to the south.

The monzonitic host to Cirque porphyry-style mineralization has recently been dated at 82.2±0.5 Ma (A. Simmons, written comm., 2004).

Table 8.4.1: Cirque Zone Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206812	2000	3.0	49	2.0	19	986	28	25	12	40
277059[1]	2003	Grab	105	3.3	5620	120	<1	29	129	51
277060[2]	2003	Grab	20	0.7	24	288	1	3	13	29
277685	2003	Float	20	4.74	38.5	159	0.43	85	2.67	2170

1volcanic-hosted disseminated pyrite-chalcopyrite

2porphyry-style pyrite-chalcopyrite-molybdenite in quartz veins

Outlaw Zone:

A strong Au+As+Sb+Ag+Pb+Zn soil geochemical anomaly covers 400 x 2,000 m of alpine terrain approximately five km southeast of the Thorn high-sulphidation veins and three km south of the Cirque Zone. The airborne geophysical survey showed this anomaly to coincide with an east-west resistivity low with scattered electromagnetic conductors. Previous mapping showed the soil anomaly to be underlain by a sedimentary package of argillite, sandstone, grit, chert and minor limestone (lJTF), variously interpreted as Permian (Souther, 1971), Upper Triassic (Cann and Lehtinen, 1991) and Lower Jurassic (Walton, 1984). Based on new mapping in 2003 that showed these sedimentary rocks occur stratigraphically below a thick limestone unit belonging to the upper Triassic Sinwa Formation (uTSF), they are now interpreted as belonging to the Stuhini Group. Thus, in this area the Stuhini Group comprises a lower, predominantly mafic volcanic unit (uTMV) and an upper sedimentary unit (uTMS). They have been strongly hornfelsed by a biotite-hornblende granodiorite stock (KTIN4) which intrudes them to the north, but it is not clear whether hornfelsing preceded, accompanied or followed mineralization. Highly fractured and altered felsic dykes (KTIN4), including aphanitic, aphyric and feldspar±quartz porphyry varieties, are found throughout the soil anomaly, trending roughly parallel to it at 285° and dipping 48-65° to the north. Quartz-sulphide veining has previously been reported from various locations within the soil geochemical anomaly. A 75 x 200 m zone of clay alteration (the “Clay Zone”), with quartz-galena-arsenopyrite-pyrite veining, was drilled by four holes along a single section by Chevron; their best intersection assayed 8.3 g/t Au across 0.95 m (Walton, 1987).

Work in 2003 indicates that controls on mineralization are complex, however, the soil anomaly follows a stratigraphic trend rather than that of the felsic dykes. Additionally, the sedimentary sequence appears to be folded by a large, open, shallowly NNW-plunging antiform that may have focused fluids within the hinge zone. Two styles of mineralization (Table 6.3.10) were sampled: silicified siltstone cut by abundant quartz veins that contains 10–20% pyrite plus trace arsenopyrite(?) which returned 1.45g/t and 1.47g/t Au plus elevated Mo (samples 277695 and 696). The second style of mineralization is zinc skarn which consist of semi-massive pyrrhotite-pyrite-sphalerite. Sample 277697 returned 13.45% Zn, whereas sample 277700 returned 10.40% Zn and 2.13 g/t Au.

Table 8.4.2: Outlaw Zones Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
277695[1]	2003	Float	1.45g/t	14.05	>10000	988	363	412	457	250
277696[1]	2003	Grab	1.47g/t	8.58	9660	430	604	1135	330	478
277697[2]	2003	Grab	760	28.6	713	1280	14.4	1890	16.95	13.45%
277700[2]	2003	Grab	2.13g/t	28.6	78.2	822	4.99	52.6	4.37	10.40%

1silicified sediment-hosted disseminated sulphides

2Zn skarn

K Zone:

Anaconda reported a 1.8 m wide quartz-stibnite vein cropping out for 40 m in a tributary of Camp Creek, two km northwest of the Cirque Zone (Figure 4). Reportedly, the vein is hosted by rhyolitic flows and pyroclastic rocks (uKSV), trends 150°/55°W and contains “no values” in gold or silver (Adamson, 1964).

In 2003, an attempt was made to locate the K Zone vein but efforts were unsuccessful. Two float boulders, however, were sampled from Kay Creek (Table 6.3.11). Sample 277677–a medium-grained granodiorite with 20% pyrrhotite, 3% chalcopyrite as mm-scale disseminated blebs–returned 1.24g/t Au. Sample 277678–collected from an angular boulder of quartz-sericite vein with traces of arsenopyrite, chalcopyrite, pyrite and ?enargite–returned 1.51g/t Au. These samples were collected above 1200 m elevation and well within the upper Cretaceous volcanic (uKSV) package. Thus, these samples suggest that this volcanic package hosts gold mineralization.

Table 8.4.3: K Zone Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
277677	2003	Float	1.24g/t	5.56	79.6	7320	10.6	3.95	259
277678	2003	Float	1.51g/t	8.59	134.5	95.9	57.8	17.85	249

Son of Cirque:

This zone occurs near the headwaters of the next drainage NE of Cirque Creek and is associated with a contact between quartz-feldspar porphyry (uKPO) and sedimentary rocks. Both the porphyry and marginal sedimentary rocks are strongly carbonate-quartz-altered and contain calcite-quartz stockwork veins that contain 1–3% pyrite plus <1% sphalerite-arsenopyrite?-chalcopyrite. The extent of this zone is unknown and its significance is predominantly based upon one sample of stockwork (277687; Table 6.3.12) which returned 5.75 g/t Au. Follow-up sampling later in the 2003 program failed to reproduce this result. Porphyry float samples 277679 and 277680 returned elevated Cu and Zn values and contained thin sulphide veins of pyrite-chalcopyrite-tetrahedrite-sphalerite.

Table 8.4.4: Son of Cirque Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
277679	2003	Float	180	290	747	9250	1485	5570	2030
277680	2003	Float	450	54.8	455	3690	1800	2150	6110
277687	2003	0.15	5.75g/t	2.29	>10000	119	0.2	>10000	84

Other Zones:

Julian reported several other mineralised zones, which have not yet been investigated by Rimfire:

P Zone: Julian reported that low-grade and erratic chalcopyrite is widely disseminated in quartz diorite (Adamson, 1965a), west of La Jaune Creek on the Stuart 3 claim.

Q Zone: “Very low-grade disseminated chalcopyrite occurs in a rhyolitic flow rock” (Adamson, 1965a) in a small northerly-flowing tributary of Camp Creek, about 1,200 m northwest of the Cirque Zone.

EXPLORATION (2000 – 2003)

After acquisition of the Thorn property in 2000, Rimfire Minerals Corporation and First Au Strategies Corporation (Cangold Limited since June, 2003) carried out three major exploration programs as detailed in Section 5. All of these programs were carried out under contract by Equity Engineering Ltd. Exploration results are outlined in this section.

1.7

Re-Logging and Sampling of 1986 Drill Core

The 1986 drilling was directed primarily at the B Zone, with hole 86-6 intersecting the Catto Vein and holes 86-7 and 86-8 drilled blind under a heavily vegetated area. Most of the holes were drilled entirely within the FQB porphyry, although hole 86-6 passed through a fault into Stuhini andesitic volcanics. Alteration was generally intense clay-sericite-pyrite, although some holes (especially 86-4) passed into weak clay-sericite alteration.

The 1986 holes have now been completely split and sampled. Sampling in previous programs had often overlapped, so the 2000 sampling was laid out to minimize the amount of core quartering necessary to obtain complete analytical results for each hole. Table 9.1.1 summarizes mineralized intersections for each hole; As, Sb, Pb and Zn are omitted because of incomplete data from previous sampling campaigns.

Table 9.1.1: 1986 Drilling: Significant Intersections

Hole	Zone		From	To	Length	True	Au	Ag	Cu
			(m)	(m)	(m)	Width (m)	(ppb)	(ppm)	(%)
86-1	B		14.44	16.83	2.39	~1.6	460	19.9	0.23
86-1	B	incl.	14.44	14.87	0.43	~0.3	1714	59.0	0.92
86-2	B		15.98	18.09	2.11	~0.9	480	21.9	0.16
86-3	B		15.00	56.50	41.50	~29.4	1013	22.2	0.06
86-3	B	incl.	23.00	54.50	31.50	~22.3	1260	23.5	0.07
86-3	B	incl.	38.67	54.50	15.83	~11.2	2169	27.7	0.06
86-3	B	incl.	43.69	51.50	7.81	~5.5	3619	44.3	0.08
86-4	B		28.77	30.74	1.97	~1.0	402	32.6	0.17
86-5	B		21.77	64.45	42.68	~21.3	750	22.4	0.11
86-5	B	incl.	29.00	31.00	2.00	~1.0	1508	75.1	0.32
86-5	B	And	40.00	42.00	2.00	~1.0	1993	72.4	0.44
86-5	B	And	57.00	62.00	5.00	~2.5	1821	19.3	0.04
86-6	Catto		64.67	71.78	7.11	~4.4	1071	70.0	1.81
86-6	Catto	incl.	69.01	71.78	2.77	~1.7	1894	156.2	3.96
86-7	N/A		11.16	11.65	0.49	Unknown	3150	109.0	6.34
86-7	N/A		104.33	110.29	5.96	Unknown	1338	77.0	1.44
86-8	N/A		13.30	15.50	2.20	Unknown	1413	120.1	1.50

Holes 86-3 and 86-5 show the B Zone to be enveloped by a considerably wider zone (20-30 m) of low-grade Au mineralization than might be suspected from surface exposures. However, hole 86-4, which was drilled under 86-3, shows the B Zone to be truncated to depth by a fault in the drilled area. The two veins intersected by holes 86-7 and 86-8 are not exposed on surface; their orientations (and hence, true widths) remain unknown.

1.8

Geochemistry

Silt Geochemistry

During the 2000, 2002 and 2003 programs, 58 silt samples were collected from the Thorn property. Silt results are listed below in Table 9.2.1, and compared to percentiles from the 896 silt samples collected from the entire Tulsequah (104K) mapsheet in the federal-provincial RGS program (GSC, 1988).

Table 9.2.1: Silt Samples

Sample	Year	Creek	Au	Ag	As	Cu	Pb	Sb	Zn
Number			(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206851	2000		13	0.8	97	99	41	5	145
206852	2000		28	0.4	95	47	56	5	247
206853	2000		9	< .3	202	35	82	4	183
206854	2000	Gee	664	4.0	975	214	293	39	584
206855	2000	Sea	10	0.6	189	64	146	6	510
206856	2000	Faraway	76	1.6	223	25	75	11	201
206857	2000	Camp	10	0.4	236	57	43	7	147
206858	2000	Bramble	19	0.4	75	136	88	13	188
206951	2000	Bee	149	3.9	217	548	242	42	1607
206952	2000	Cirque	12	< .3	117	31	24	3	276
206953	2000	Cirque	20	0.8	166	86	75	< 3	198
206954	2000	Gelb	348	19.2	1332	897	646	355	659
206955	2000	Bramble	14	<.3	81	144	46	10	275

Table 9.2.1: Silt Samples (continued)

206956	2000	Amarillo	27	0.3	217	18	94	6	123
206957	2000	Amarillo	48	1.2	491	91	599	11	1154
206958	2000	Eh	188	2.1	276	194	168	11	447
206959	2000	Eh	15	1.2	291	65	170	12	459
206960	2000	Barb	159	2.4	140	492	164	26	317
206961	2000	Hook	53	0.6	51	229	27	11	138
206962	2000	Camp	31	1.1	266	81	156	15	345
02HASS-21	2002	Eye	309	5.1	376	645	403	114	2063
02HASS-22	2002	Eye	149	3.3	253	385	313	59	1449
02HASS-23	2002	F	17	0.4	78	34	68	5	135
02HASS-24	2002	Oban	129	3.9	1052	47	752	78	1201
02HASS-25	2002	Oban	4	0.3	183	24	27	4	83
02TSSS-001	2002	N/A	12	0.2	53	70	18	7	118
02TSSS-002	2002	N/A	6	0.2	55	151	9	28	116
02TSSS-003	2002	N/A	7	0.2	50	127	8	10	101
02TSSS-004	2002	N/A	34	0.3	43	166	8	14	92
02TSSS-005	2002	N/A	1	0.1	63	71	23	11	147
03TSSS-10	2003	U. Camp	24	<0.2	20	52	25	<2	86
03TSSS-11	2003	Kay	<5	<0.2	14	20	63	2	90
03TSSS-12	2003	Kay	10	0.4	52	23	90	2	185
03TSSS-13	2003	Kay	16	0.3	82	24	74	2	113
03TSSS-14	2003	Grizzly	10	0.6	81	56	238	3	529
03TSSS-15	2003	Bear	20	0.5	163	196	251	3	1010
03TSSS-16	2003	SOC	8	<0.2	211	33	34	4	85
03TSSS-17	2003	Edge	9	<0.2	26	78	35	2	286
03TSSS-18	2003	Edge	10	0.3	48	69	25	<2	133
03TSSS-19	2003	Bruin	17	3.1	47	40	305	<2	830
03TSSS-20	2003	Black	13	0.4	41	302	101	3	488
03TSSS-21	2003	Grizzly	34	0.8	53	355	225	2	816
03TSSS-22	2003	Compass	5	<0.2	20	46	43	3	96
03TSSS-23	2003	Compass	6	<0.2	21	87	25	<2	116
03TSSS-24	2003	Compass	<5	<0.2	9	37	20	<2	74
03TSSS-25	2003	Compass	6	<0.2	24	43	39	2	120
03TSSS-26	2003	U. Outlaw	252	1.1	580	71	142	38	97
03TSSS-27	2003	U. Outlaw	47	0.9	528	112	61	24	116
03TSSS-28	2003	Gale	73	0.8	1740	82	80	35	144
03TSSS-29	2003	Gale	61	2.4	1430	254	188	19	585
03TSSS-30	2003	Gale	29	0.3	336	18	57	4	158
03TSSS-31	2003	Gale	176	0.4	565	70	46	9	303
03TSSS-32	2003	Blow	179	0.5	544	81	27	10	119
03TSSS-33	2003	Howl	239	0.6	653	123	44	14	223
03TSSS-34	2003	Breeze	36	<0.2	315	145	32	10	140
03TSSS-35	2003	Windy	12	0.5	447	106	14	11	138
03TSSS-36	2003	Windy	76	1	436	275	69	9	277
03TSSS-37	2003	Windy	52	0.9	305	73	56	5	221
80th percentile			16	0.2	30	72	17	1.8	120
90th percentile			26	0.3	56	95	26	3.2	143
95th percentile			50	0.4	97	114	39	5.2	173
99th percentile			215	0.9	270	166	67	13.0	295

Fifty-five of the silt samples were anomalous (>90th percentile) in at least one element; 10 were anomalous in all seven elements of interest. Some highly anomalous samples were taken downstream from known mineralization which would provide them with at least a partial explanation: 206854 (G Zone), 206954 (Catto Vein, E Zone and some of the other veins in the Jarosite Bluffs area), 206951 (the eastern end of the B Zone), 206962 (L Zone, I Zone, F Zone, etc.), 206958 (A Zone), 02HASS-21, 22 (I Zone), 03TSSS-26, -27, and 03TSSS-32 to -37 (Outlaw Zone). Highly anomalous sample 02HASS-24 was taken near the mouth of Oban Creek and drains altered breccia, although no mineralization has been found yet in the breccia flanking the creek. Mineralization has been reported upstream of another four samples, but not yet confirmed: 206961 (J Zone), 206855 (C Zone), 03TSSS-12 and -13 (K Zone). However, no mineralization has been found or reported on Barb Creek, even though sample 206960 is anomalous in all seven elements of interest. Similarly, anomalous results indicate Amarillo, Faraway, the upper portion of Eh, Gale, Bear, Bruin, Black and Grizzly creeks to be other priorities for future exploration.

Soil Geochemistry

During the 2000 program, 553 soil samples were collected from the Thorn property: 495 from the Thorn Grid, 18 along a contour soil line crossing Amarillo Creek and 40 from a contour soil line across the Cirque porphyry Cu-Mo prospect. During the 2003 program, 133 soil samples were added to the existing grids including 80 from the Thorn grid, 35 from the Oban trench and 17 along a soil line below the B Zone vein. Figures 5 and 6 show Au and Cu soil geochemistry values for the Thorn Stock and Oban Breccia area which forms the focus of current exploration. The percentiles and correlation matrix in Tables 9.2.2 and 9.2.3 were calculated using only the 2000 and 2003 sample data from the Thorn Grid and Amarillo Creek areas.

Table 9.2.2.Soil Geochemistry Percentiles

Percentile	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
50th	17	0.7	140	<3	73	3	68.5	7	142.5
80th	53	2.1	349	3	136	4	194	16	261
90th	110	4.8	730	5	181.5	6	453.3	45	368.5
95th	394	22.6	1669	7	245.3	8	1638.8	187.5	510.1
98th	724	63.7	2576	14	407	12.1	3517.3	685	701.4
Maximum Value	13478	611	>10000	1440	1117	38	14950	1440	3620
Population	645	646	646	646	646	646	646	646	646

Table 9.2.3: Soil Geochemistry Correlation Matrix

	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
Au	---
Ag	0.92	---
As	0.47	0.58	---
Bi	0.93	0.87	0.39	---
Cu	0.26	0.19	0.13	0.18	---
Mo	0.12	0.12	0.12	0.10	0.20	---
Pb	0.67	0.87	0.61	0.59	0.16	0.12	---
Sb	0.84	0.93	0.50	0.81	0.14	0.11	0.86	---
Zn	0.05	0.11	0.29	0.00	0.41	0.19	0.17	0.05	---

There is a very strong correlation between Au, Ag, As, Bi, Pb and Sb, not surprising considering the importance of As and Sb sulphosalts with the precious metal-bearing high-sulphidation veins and the common occurrence of boulangerite-sphalerite mineralization in the Oban breccia pipe. The poor correlation of Cu with these elements is more surprising at first glance, considering that the Cu-bearing enargite and tetrahedrite are by far the most important sulphosalts in the veins. However, many of the highest Cu values are located west of La Jaune Creek, probably underlain by Stuhini andesite; veining in the andesite contains chalcopyrite, rather than enargite and tetrahedrite. Also, the Oban Ag-Au-Pb-Zn-Sb-As mineralization is notably deficient in Cu. Zinc’s poor correlation to the other metals is harder to explain, especially considering that much of the high-sulphidation veining and the Oban breccia contains elevated levels of zinc.

Several multi-element soil geochemical anomalies have been identified on the Thorn Grid and are summarized in Table 9.2.4 below.

Table 9.2.4: Thorn Grid Soil Anomalies

	Thorn Grid Location		Peak Values
Anomaly	Easting	Northing	Au	Ag	As	Cu	Pb	Sb	Zn
			(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
1	3300-3600	5000-5250	1795	117.0	>1%	857	8380	3610	3620
2	2300-2400	5375-5575	945	52.1	1867	1117	4046	1986	665
3	2600-2800	5175-5375	13478	611.0	9770	1087	14950	7500	*
4	2700	5500-5575	683	14.4	755	386	1259	167	487
5	2600-2700	5000-5025	244	30.5	1925	*	1640	532	872
6	2000-2400	5000-5250	161	6.3	510	630	417	76	852

* Background levels

Anomaly 1 (Oban breccia pipe): In-fill sampling between the 2000 soil grid lines and extension of the grid to the southeast resulted in a better-defined anomaly. It is now known to be 300 x 180 m with a narrower (40–60 m-wide x 300 m) core defined by 95th percentile and greater values (e.g., Ag >22 ppm; Au >342 ppb; As >1655 ppm; Pb >1635 ppm; Sb >177 ppm; and Zn: >488 ppm). The source of this anomaly and very high Ag, Au, As, Pb and Sb values was discovered by drill hole THN03-19 near the upslope termination of the anomaly. This is unlikely to be a point source for the anomaly for two reasons: results for several elements (e.g. gold) increase downslope, and secondly, upslope (SE) of the soil anomaly no geological or geochemical information exists owing to a widespread till blanket.

Anomaly 2: The jarositic bluffs which host the Tamdhu Vein and numerous other quartz-sulphosalt veins lie immediately northeast (across-slope or down-slope) of this anomaly. The anomaly’s northern end lies downslope from the Catto Vein and probably reflects it and nearby veinlets. The southern part of the anomaly, with some of its highest values, cannot be explained by known mineralization.

Anomaly 3: This 50 to 100 m wide anomaly is elongated east-west and follows the known extent of the B Zone. Its projected extension to the east is masked by till. The highest results came from immediately below the main B Zone outcrop, from soil poorly developed within B Zone talus. In 2003, a line of soils comprising 17 samples spaced 25 m apart was collected parallel to and below (SE) of the B Zone to possibly locate a higher-grade shoot along this mineralized vein. Two samples from this line returned significant values: sample BZS050 returned 3360 ppb Au and 265 ppm Ag and sample BZS225 returned 265 ppb Au and 10.3 ppm Ag. Other samples within the line generally returned elevated Au (6-162 ppb) and Ag (0.6-8.7 ppm). Sample BZS050 was collected below on talus below the main B Zone outcrop, whereas BZS225 was collected 175 m further NE where the extent to the B Zone is known only from float and poorly-exposed outcrop.

Anomaly 4: These four soil samples straddle Camp Creek, about 80 m west of the L Zone; the anomaly remains open to the northeast where no soil sampling was done. No prospecting has been done in this area, but it seems likely that they represent the strike extension of L Zone veining or the M Zone.

Anomaly 5: This restricted but strong anomaly has not been investigated and is unexplained. The airborne geophysical survey located a weak EM conductor in this area.

Anomaly 6: The western slope of La Jaune Creek is marked by generally higher Cu values in soils. In this anomaly, which remains open to the south and west, consistently high Cu is accompanied by spotty highs for the other elements of interest. Julian’s West Zone was reported to lie near the southern edge of this anomaly, with “small erratic copper seams and random blebs in the quartz-feldspar porphyry” (Adamson, 1965a).

There are numerous isolated soil samples from the Thorn Grid which returned highly anomalous values for one or more elements. A thick sheet of till blankets much of the eastern slope of La Jaune Creek, including the ridge south of Camp Creek and the gentle slope north of Camp Creek. Except where cut by creeks, this till has the effect of masking any geochemical expression of the underlying bedrock and making its interpretation more difficult. For instance, the western edge of Anomaly 1 may mark the edge of erosion through the till blanket rather than a cessation of veining. Similarly, the southwestern edge of the grid is covered by an extensive talus blanket derived from volcanics to the east.

Whole Rock Geochemistry

Whole rock analyses were carried out on nine samples collected in 2000 from outcrop and drill core. These were collected to represent the various alteration types within the FQB porphyry (uKPO) and different units of their possibly coeval subaerial volcanics (uKSV). These show that the porphyry has a granodioritic composition and that the volcanics range from andesitic to rhyodacitic. There is no similarity in conserved element ratios (Zr, Y, Ti, Nb, etc.) between the porphyry and volcanics, which might have supported the hypothesis that they were derived from the same magma.

1.9

Airborne Geophysics

A 384 line-km helicopter-borne magnetic/EM survey was flown over the Thorn property in July 2000 (Smith, 2000). Ken Robertson of VOX Image Ltd. reprocessed the data and prioritized the EM conductors.

Magnetics

A pronounced magnetic low (the “La Jaune Low”) trends northwesterly along the La Jaune Creek valley for >9 km, across the entire survey area (Figure 7). It can be broken into three segments. The 3.8 kilometre middle section, between Eh Creek and the northernmost exposure of the Thorn Stock in La Jaune Creek, was the only section examined in 2000. In this area, the western edge of the magnetic low lies a few hundred metres west of the western edge of the Thorn Stock; the Stuhini Group andesitic volcanics near the stock contact are non-magnetic, possibly due to alteration along it. The magnetic low does not simply outline the FQB porphyry of the Thorn Stock, since it does not follow the stock’s eastern bulge up Camp Creek.

The northern 2.5 kilometre section of the La Jaune Low splits around a narrow magnetic high which trends 135° along La Jaune Creek. It seems probable that the magnetic high is due to a structurally-controlled magnetic dyke (KTIN3) in the subaerial volcanic package (uKSV), which feeds the flat-lying magnetic basalt flows (uKSV5) on the hill at the mouth of La Jaune Creek. The magnetic low on either side of this linear high is two kilometres across near the mouth of La Jaune Creek; no mapping has been done in this area to determine its source.

An east-west magnetic low follows Eh Creek (the “Eh Creek Low”) and marks the southern contact of the Thorn Stock. The La Jaune Creek Low is offset to the west by 500 m along the Eh Creek Low, but then continues strongly to the southeast for another 2.8 km. This part of La Jaune Creek has been previously mapped as Stuhini Group, which may be a thin skin on top of a buried southeastern extension of the Thorn Stock. Alternatively, the magnetic low could result from structurally-controlled magnetite-destructive alteration within the Stuhini volcanics, analogous to that which occurs near the contact of the Thorn Stock. A weaker east-west magnetic low along Outlaw Creek (the “Outlaw Creek Low”) apparently shifts the La Jaune Low a few hundred metres further to the west, near the southern edge of the survey.

The Eh Creek Low can be traced eastward from La Jaune Creek for 2,200 m, where it is offset 500 m to the south and continues to the east for another 2,000 m. The eastern portion of the Eh Creek Low parallels the Outlaw Zone soil geochemical anomaly and forms its southern boundary. Here too, it seems to mark the boundary between Stuhini Group volcanics to the south and younger rocks to the north. The Eh Creek Low is thought to represent a major east-west fault which has down-dropped the rocks to the north. The magnetic high whose axis parallels the eastern end of the Eh Creek Low, about 800 m to the north, corresponds largely to the pyrrhotitic hornfels flanking a biotite-hornblende granodiorite stock (KTIN4).

The first vertical derivative map shows three strong trends. The first two parallel the La Jaune Low at 135° and the Eh Creek and Outlaw Creek Lows at 090°, and are only prominent around them. The third and strongest trend, at 050°, is prominent throughout the survey area and doesn’t appear to be an artefact of calculating/contouring. Many of the side drainages on each side of La Jaune Creek follow these trends. Interestingly, the EM conductors in the Camp Creek area line up along one of these 050° trends. Also, the post-mineral dykes, most of which are magnetic, predominantly strike 030°-060° along this trend.

Resistivity

The resistivity map (Figure 8) illustrates the property-wide structure and lithology very well, complementing the magnetics. The area underlain by Stuhini volcanics is marked by high resistivity throughout the survey area. Because of this, the northern two-thirds of the La Jaune magnetic low shows up as a sharp resistivity break between Stuhini volcanics to the southwest and the less resistive subaerial volcanics (uKSV) and Thorn Stock (uKPO) to the northeast. There is an off-shoot of low resistivity which extends 1,000 m southwest up Bramble Creek from La Jaune Creek. In part, this off-shoot shows the presence of a 70-metre wide FQB porphyry dyke outboard from the main stock contact in this area; the resistivity data suggests that there may be more porphyry dyking further upstream. Another low resistivity off-shoot extends south-southwesterly up Barb Creek, but no mapping has been done in this area to determine its cause.

The southern third of the La Jaune Low does not show up in the resistivity data, since it is underlain entirely by Stuhini volcanics. Similarly, the Eh Creek magnetic low is duplicated by the resistivity data, since it also marks the contact between resistive Stuhini volcanics and more conductive rocks to the north. At its eastern end, the axis of the resistivity low lies about 400 m north of the magnetic low axis and coincides extremely well with the Outlaw soil geochemical anomaly. The Outlaw resistivity low is accentuated because it is sandwiched between two resistive lithologies: Stuhini volcanics to the south and the biotite-hornblende granodiorite stock, and its flanking hornfels, to the north.

The Thorn Stock and its possibly coeval volcanics (uKSV) are both relatively conductive and cannot be differentiated on the basis of resistivity. Within the subaerial volcanic package, however, some units, including the basalt flows on the hill near the mouth of La Jaune Creek, appear to be more resistive. The lowest resistivities recorded on the property lie within the area covered by the stock and volcanics. The <284 ohm-m contour outlines two main lobes, of which the northern one has not been mapped. The southern one measures 800 x 2,300 m, elongated along the eastern slope of La Jaune Creek and largely covered by till. It covers all but the northernmost gossan in La Jaune Creek and most of the high-sulphidation vein occurrences (including the Tamdhu and MP veins, the F, L and B zones) and the Oban Breccia.

The Cirque Zone of porphyry Cu mineralization shows up as an annulus of low resistivity approximately 800 m in diameter, on the eastern edge of the survey area.

The upper part of the Outlaw Creek valley is marked by a broad resistivity low, whose significance is unknown.

Electromagnetic Conductors

Smith (2000) reported 438 EM conductors from the Thorn survey, 335 of which he attributed to conductive overburden.

The three strongest conductors which are not associated with conductive overburden are located south of the Cirque Zone, caused by lenses of massive pyrrhotite up to 20 m thick. A fourth strong conductor is located just 300 m to the southeast, and probably indicates similar mineralization. A weak conductor lies 250 m to the east; exposures in the cirque face show this to be the strike extension of the massive pyrrhotite lenses. The only other strong conductor (L10070/2799) from the survey is located in the heart of the Outlaw soil geochemical anomaly and resistivity low along with two weak conductors. No explanation was found for any of them by prospecting in 2000.

Most of the remaining weak bedrock conductors are located in the Thorn Stock, 23 of them within the lobe of lowest resistivity (<284 ohm-m). None of the weak conductors coincides with known showings, but most are in the vicinity of intense clay-sericite alteration and sulphide-sulphosalt veining. In particular, six conductors are clustered in the Jarosite Bluffs/D Zone/MP Vein area and three more extend northeasterly up Camp Creek on a line from the MP Vein to the M Zone. Most of these conductors are covered; the last three are on strike with the MP massive sulphide-sulphosalt vein and represent 360 m of potential strike length for it. Another nine weak conductors are clustered east of La Jaune Creek in the 600 m southeast of Amarillo Creek. La Jaune Creek cuts a canyon through jarosite gossans in this area; the conductors lie immediately to the east under vegetation and have not yet been investigated.

The J Zone coincides with a weak conductor (L10210/4326) within moderately resistive rock near the stock contact. About 400 m to the southeast, near the mouth of Barb Creek, weak conductor L10210/4260 is also hosted by moderately resistive rock near the stock contact. Immediately south of the Thorn Stock, 1.25 m of massive pyrite at the A Zone coincides with “possible conductor” L20080/914.

Only three other weak bedrock conductors were indicated by the airborne survey, none of whose significance is known. L10190/2022 is within the northern lobe of lowest resistivity (<284 ohm-m), near the mouth of La Jaune Creek. L10160/3360 is situated within the unexplained resistivity low along Outlaw Creek and L10190/1204 is hosted by resistive rocks 600 m southeast of the A Zone.

DRILLING

Seven holes totalling 498 m of ATW core were drilled from four sites in October 2002, testing the I Zone, Tamdhu Vein and the Oban Zone. Eight holes totalling 876 m of ATW core were drilled from five sites in October 2003 testing the Oban Zone. Orientation, length and location data are summarized in Table 10.0.1.

Table 10.0.1: Diamond Drilling Survey Data

Drill Hole	Zone	Collar Coordinates			Azimuth	Inclination	Length
		Northing	Easting	Elevation			m
THN02-09	I	6492475	628349	890m	010°	-45°	68.58
THN02-10	I	6492475	628349	890m	010°	-70°	54.86
THN02-11	Oban	6492027	628680	815m	133°	-45°	125.88
THN02-12	Tamdhu	6491595	627648	623m	345°	-50°	85.34
THN02-13	Tamdhu	6491595	627648	623m	345°	-70°	59.74
THN02-14	Oban	6492011	628730	843m	270°	-60°	73.00
THN02-15	Oban	6492011	628730	843m	270°	-70°	30.48
THN03-16	Oban	6491990	628742.9	864.7m	50°	-45°	143.26
THN03-17	Oban	6492063	628677.9	802.9m	210°	-45°	123.44
THN03-18	Oban	6492066	628680.9	802.9m	50°	-45°	137.16
THN03-19	Oban	6491930	628788.6	915.7m	50°	-45°	79.25
THN03-20	Oban	6491928	628786.6	915.7m	230°	-50°	79.25
THN03-21	Oban	6491914	628770.1	913.7m	49°	-45°	74.70
THN03-22	Oban	6491914	628769.1	913.7m	n/a	-90°	138.70
THN03-23	Oban	6491925	628751.6	905.2m	46.5°	-45°	100.28
							1373.92m

I Zone:

Holes THN02-09 and -10 were drilled from a single site under the I Zone, intersecting it at 23 and 43 m downdip. They showed that the fault/vein zone dips 70° to the south, steeper than individual veins within it (implying it to be a reverse fault), and ranges from three to seven metres wide, down from a 10-metre width on surface (Figure 9). Hole THN02-09 was drilled entirely within moderately to intensely sericitized feldspar-quartz-biotite porphyry. Hole THN02-10 encountered moderately sericitized porphyry down to 14.68m. From 14.68 to 28.86m, it intersected moderately to intensely sericitized breccia composed almost entirely of porphyry fragments; the origin of this breccia is not yet clear. From 28.86m to the bottom, this hole cut intensely sericitized porphyry flanking the I Zone.

Recovery was poor within the I Zone for both holes, each of which hit narrow sections of quartz-pyrite-tetrahedrite veining.

Table 10.0.2: I Zone: Significant Intersections

Hole	From	To	Length	True	Au	Ag	As	Cu	Pb	Sb	Zn
	(m)	(m)	(m)	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
02-09	22.90	25.20	2.30	~2.0	3.16g/t	100.5	1204	3769	379	891	252
incl.	22.90	23.94	1.04	~0.9	5.08g/t	156g/t	1689	5366	450	1241	412
02-10	37.37	38.87	1.50	~1.0	1.89g/t	70.7	233	927	449	172	316

Tamdhu Vein:

Holes THN02-12 and -13 were drilled from a single site under the surface exposure of the Tamdhu Vein, intersecting the fault/vein zone at 14 and 32 m downdip below surface. Chip sampling across the exposed portion of the vein on surface in 2000 gave an average of 4.17 g/tonne Au, 320 g/tonne Ag and 1.25% Cu across 2.1 m. The holes showed the Tamdhu structure to dip 76° to the south, with a fairly consistent width of six metres (Figure 10). The holes were drilled within moderately to intensely sericitized porphyry, cut by a few post-mineral mafic dykes. Both holes hit a number of narrow quartz-pyrite+enargite+tetrahedrite veins within or in the immediate hanging wall of the Tamdhu fault/vein zone, but only veins with a significant sulphosalt content assayed >1 g/tonne Au. Of special interest was the 1.65 m (0.8m true width) grading 3.65% Cu, 3.1 g/tonne Au and 454 g/tonne Ag in THN02-13.

Table 10.0.3: Tamdhu Vein: Significant Intersections

Hole	From	To	Length	True	Au	Ag	As	Cu	Pb	Sb	Zn
	(m)	(m)	(m)	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
02-12	26.70	33.91	7.21	~5.0	684	21.6	220	890	232	69	157
incl.	26.70	26.83	0.13	~0.1	1.08g/t	78.6	2868	9394	195	661	1002
and	29.88	30.40	0.52	~0.4	4.34g/t	66.8	624	3404	386	166	185
02-13	45.49	47.14	1.65	~0.8	3.10g/t	454g/t	1.17%	3.65%	591	0.46%	1126

Oban Zone:

Three holes were drilled in 2002 from two sites within the newly-discovered Oban breccia pipe, under a sulphosalt-bearing outcrop which assayed 3.05% Pb and 498 g/tonne Ag across 2.58 m. The orientation of mineralization was not clear from surface mapping, so hole THN02-11 was directed southeasterly into the hillside under the mineralized outcrop. It intersected generally matrix-supported, heterolithic breccia down to 60.35 m. From 60.35 to 98.16 m, the hole cut feldspar-biotite-quartz porphyry with abundant pyrite veinlets. Below 98.16 m, it passed back into generally clast-supported heterolithic breccia. Both breccia and porphyry are intensely sericitized with disseminated pyrite. Fine-grained pyrite is also common in the breccia, particularly in the vicinity of the porphyry contact, both flooding the breccia matrix and, below 98.16 m, rimming clasts in very fine-grained banded veinlets. Minor sphalerite and fine-grained sulphosalts are disseminated in the matrix, particularly in the lower breccia section. It appears that porphyry interval represents a breccia fragment on the order of 30 m across.

THN02-14 was drilled west under the sulphosalt-bearing outcrop, passing about 20 m vertically below it. It intersected intensely sericitized porphyry with traces of sphalerite and sulphosalts down to 33.30 m, part of which was affected by very poor core recovery. From 33.30 m to its bottom, the hole cut moderately to intensely sericitized heterolithic breccia. Above 45.59 m, the breccia is both matrix- and fragment-supported, more intensely altered and the matrix is flooded by 2-20% fine pyrite with traces of other sulphides and sulphosalts. Below 45.59 m, the breccia is matrix-supported, generally less altered and less pyritic.

Because of poor core recovery near the top of THN02-14, a short second hole (THN02-15) was drilled at a steeper angle from the same site. It intersected similar lithologies to THN02-14, passing from porphyry into pyrite-rich heterolithic breccia at 30.36 m. Again, it appears that the porphyry represents a >30-m breccia fragment.

Follow-up drilling in 2003 drilling was designed to complete three sections across the elongate Oban soil geochemical anomaly and further test the Oban Zone. Using holes THN02-14 and -15, this was accomplished with five holes from three setups. Eventually, an extra three holes were added to the original five hole program, for a total of 876 m in eight holes from five setups. All holes cored predominantly within the Oban breccia pipe (uKBx) with subordinate intersections of feldspar-quartz-biotite porphyry (uKPO), felsic (KTIN1) and mafic (KTIN3) dykes.

THN03-16 cored mostly clast-supported magmatic-hydrothermal breccia as well as about 18 m of feldspar-biotite-quartz porphyry and three flow-banded felsic dykes. The breccia is typically strongly sericite-altered but contains only low sulphide contents–typically 1–3% disseminated and matrix pyrite with rare traces of sphalerite and boulangerite. Grades of Au, Ag, Pb and Zn were generally also low, although one sample (234039) returned 1.97 g/t Au. This spike in gold values is likely caused by brittle, quartz-ankerite veins and stockworks that contain trace boulangerite. This type of veining is not widely recognized.

THN03-17 and -18 were drilled in opposite directions from a single drill setup in the core of the lower portion of the Oban soil anomaly. Both holes intersected moderately sericite-altered feldspar-biotite-quartz porphyry (uKPO) in the top of the holes suggesting–at least in this section–a shallowly west-dipping porphyry contact. Below this, both holes intersected greater than 100 m of magmatic-hydrothermal breccia (uKBx). Hole THN03-18 intersected three pale green, aphanitic, flow-banded felsic dykes. Similar dykes crop out on either side of Oban Creek suggesting these dykes dip steeply to the west. Sulphide contents were generally low: porphyry and breccia contain ubiquitous 1–3% medium (mm-scale) disseminated pyrite and localized (over intervals of 1–2 m) zones of 1–2% combined sphalerite-boulangerite. Within these zones, a later, very fine-grained, pyrite phase occurs in blebs and typically comprises 2-3% of the rock.

Four holes (THN03-19 to -22; Figure 11) were drilled from two drill setups along the same section at the southeast extension of the Oban soil anomaly. All holes intersected significant zones of fine-grained pyrite-sphalerite-boulangerite mineralization. These sulphides generally occur in the matrix to porphyry fragments and where most abundant, form rinds that completely surround fragments. These sulphides appear to be most abundant in breccia zones (5–10 m-scale) with a matrix characterized by fine-grained, dark grey homogenous rock flour. The high-grade intersections define a steeply NW-dipping mineralized zone with an apparent width of 14–26 m. Generally lower-grade zones (12–25 m apparent width) flank this mineralized core. Intersections (Table 6.4.4) include: 38.6 m of 1.22 g/t Au and 188 g/t Ag (THN03-19), 40.7 m of 0.83 g/t Au and 119 g/t Ag (THN03-21) and 30.6 m of 62 g/t Ag (THN03-22). Within these broader intersections higher-grade intersections such as 14.0 m of 1.97 g/t Au and 190 g/t Ag (THN03-19) were returned.

The final hole of the 2003 program (THN03-23) was drilled on a parallel section 20 m to the northwest from holes THN03-19 to -22. The hole collared in 6 m of post-mineralization mafic dyke (KTIN3) but intersected moderately to strongly sericite-altered breccia (uKBx2) in the lower portion of the hole. Sulphide content of hole THN03-23 was generally lower than hole THN03-19 to -22 but besides the 1–3% ubiquitous disseminated pyrite, two sections (49.5 to 54.1 and 66.1 to 72.0 m) contained 10% very fine-grained pyrite with 1–6% sphalerite and 1–3% boulangerite. Additionally, an 11.1 m section near the top of the hole (18.0 to 29.1 m) contained 2% very fine-grained pyrite, 5% sphalerite and 1% boulangerite and returned 0.34 g/t Au and 206 g/t Ag. Below 72.75 m, this hole intersected a distinct variation of magmatic hydrothermal breccia consisting of smaller (pebble-sized), and less abundant (30–40%) fragments that are matrix-supported. This style of breccia seems to have been less receptive to mineralizing fluids, possibly because a matrix-supported breccia has lower permeability.

Table 10.0.4: Oban Zone: Significant Intersections

Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Silver Equiv. (g/t)*	Lead (%)	Zinc (%)
THN03-19	6.1	44.7	38.6	1.22	103.2	188.0	0.6	0.7
including	6.1	20.1	14.0	1.97	190.0	328.0	1.3	0.8
THN03-20	3.1	56.4	53.3	0.31	65.6	87.2	0.1	0.2
including	3.1	14.1	11.0	0.63	101.0	145.4	0.2	0.1
THN03-21	4.8	45.5	40.7	0.83	118.8	176.6	0.9	1.0
including	20.3	45.5	25.2	1.20	173.1	257.2	1.5	1.5
THN03-22	9.6	40.2	30.6	0.16	61.6	72.7	0.1	0.3
and	60.9	138.7	77.8	0.68	110.1	158.1	0.6	1.7
including	74.0	93.6	19.6	0.83	159.4	217.9	0.6	1.3
and	114.6	121.7	7.1	1.72	264.9	385.4	2.2	4.0
THN03-23	13.9	76.0	62.1	0.32	69.2	91.7	0.2	0.6
including	18.0	29.1	11.1	0.34	206.1	229.5	0.5	0.2

*Equivalency calculated at Ag:Au ration of 70:1

SAMPLING METHOD AND APPROACH

Sampling during the 2000, 2002 and 2003 exploration program conducted by Equity Engineering Ltd. complied with accepted geoscience practices and procedures established at that time.

SAMPLE PREPARATION, ANALYSES AND SECURITY

During the course of the 2000, 2002 and 2003 field programs, sample preparation, analyses and security followed industry accepted practices. These practices are outlined in Appendix B.

DATA VERIFICATION

During the 2000, 2002 and 2003 field programs, Equity Engineering followed a rigorous program of quality control and quality assurance, which is outlined in Appendix B.

INTERPRETATION AND CONCLUSIONS

Prior to the 2002 exploration program, the Thorn’s greatest exploration potential was thought to be in high-sulphidation pyrite-enargite-tetrahedrite-quartz veins hosted within the Thorn Stock. Samples of these veins had given grades up to 22 g/t Au and 2400 g/t Ag. Twelve major veins or vein zones had been recognized (only two of which had been drilled) within an area of 1,600 x 1,900 m. This system of high-sulphidation veins–which shows marked similarities to the 6.3 million ounce El Indio deposit in Chile–is still considered to represent a very attractive exploration target. Drilling in 2003 has revealed a second major exploration target in the same general area: the Oban breccia pipe.

The Oban Zone is interpreted as a magmatic-hydrothermal breccia formed from fluid streaming above a crystallizing pluton. It consists of pervasively sericite-clay-ankerite altered breccia comprised of pebble to metre-scale, typically rounded to sub-rounded fragments, predominately of the Thorn stock porphyry. Other fragments include aphanitic, felsic ?dyke and black argillite. The matrix to this fragment framework varies from medium-grained, broken feldspar-quartz to fine-grained, dark grey rock flour. Both types are interpreted to be the products of grinding and milling of the Thorn stock during fragmentation. Locally the matrix is comprised of massive pyrite-sphalerite-boulangerite. In these zones porphyry fragments show evidence of reaction with sulphide-depositing fluid (i.e. irregular, cuspate fragment-sulphide contacts) indicating that the sulphide zone formed by matrix replacement and that the timing of Ag-Au-Zn-Pb mineralization post-dated the breccia event and that Oban breccia was a preferred host.

Controls on the distribution of mineralization in the Oban are difficult to determine. Two effects need to be considered: (a) the distribution of the breccia body and (b) the distribution of sulphides within it. The distribution of breccia outcrops in the Oban Zone suggests that the body has a circular outcrop pattern about 300 m in diameter–consistent with a pipe-like geometry. However, exposure south and west of the pipe is poor owing to till cover. Thus, the Oban pipe may be larger than known. Additionally, three outcrops of magmatic-hydrothermal breccia were mapped within the F Zone. These outcrops may be portions of the main Oban body that became isolated during incision of Camp Creek. If so, the northern contact of the breccia dips southward which would imply that the pipe has a southward plunge. Additionally, breccia outcrops within the F Zone locally show steep contacts characterized by a gradient of fracture intensity between breccia and massive porphyry. These observations also imply that the breccia is a pipe.

A major zone of pyrite-sphalerite-boulangerite mineralization was intersected in five drill holes in two sections. These intersections indicate that within the pipe-like breccia body, the mineralized zone is tabular, dips steeply to the west and trends NW–SE. The true width of the high-grade portion of this zone varies from 14–26 m. A generally lower-grade zone up to 25 m wide flanks each side of this mineralized core. Intersections include: 38.6 m of 1.22 g/t Au and 188 g/t Ag (THN03-19), 40.7 m of 0.83 g/t Au and 119 g/t Ag (THN03-21) and 30.6 m of 62 g/t Ag (THN03-22). Within these broader intersections higher-grade intersections such as 14.0 m of 1.97 g/t Au and 190 g/t Ag (THN03-19) were returned. These broad intersections indicate that the Oban Breccia is a viable bulk tonnage target, even given its remote location.

The mineralized trend is manifest in sulphide content (and metal grades) and possibly in a distinct breccia facies (fragment-supported, rock flour rich). No secondary planar features–such as veins or faults–are present suggesting that a specific type of breccia was preferentially mineralized. Surface examination of outcrops was unable to provide mappable breccia facies. Instead, breccia characteristics such as fragment size abundance change over short distances within single outcrops. It is therefore unlikely that such facies could be followed through drilling. Thus, to find more mineralized breccia the obvious first place to drill is both down dip of holes THN03-22 and THN03-23, and along strike to the south. With additional drilling the extent of the Oban zone intersected in 2003 can be determined. However the possiblity of additional mineralized zones and of additional breccia pipes needs to be considered. Soil geochemistry resulted in discovery of the Oban pipe but till to the south has rendered this technique useless over much of the area proximal to the Oban. Geophysical techniques–such as induced polarization (IP) and / or electromagnetic (EM) surveys should be considered as a precursor to further drilling.

A pervasively silicified, tetrahedrite-bearing, breccia discovered in 2002 within the Oban assayed 25.9 g/t Au and 391 g/t Ag and represents a second style of mineralization within this zone. Trenching in 2003 above this outcrop failed to expose similar material suggesting it is limited in extent.

Two of Thorn’s high-sulphidation vein zones were drilled for the first time in 2002. The Tamdhu and I zones consist of 3-10 metre wide fault/vein zones which dip steeply to the south. All four holes intersected significant mineralization, including 1.65 m of 3.7% Cu, 3.1 g/tonne Au and 454 g/tonne Ag (Tamdhu) and 2.30 m of 3.2 g/tonne Au and 101 g/tonne Ag (I Zone). The most significant high-sulphidation vein zones found to date (Tamdhu, I, F, Catto) are located near where the Camp Creek structural corridor intersects the contact between the Thorn Stock and its host rocks. Lewis (2002) suggests that the competency contrast at the stock margin should allow for greater dilation within vein zones.

Mapping of the F Zone revealed that the Glenlivet, Jim Beam and Knockando veins form a stacked sequence of fault/vein structures that are continuous for several 100 m. Locally, these structures bifurcate to form broader zones of alteration that may be a focus for wider veins. A capacity for predicting the location of such zones is not possible given the current understanding of this fault system. Timing relations within the Jim Beam fault structure indicate that faulting and pyrite-enargite-tetrahedrite veining post-dated the Oban breccia event. The relative timing of the high-sulphidation veins and the Oban mineralization has not been demonstrated. Widespread ankerite alteration within the Oban, however, suggests a non-acidic fluid was responsible for alteration and mineralization in this zone. For a single fluid to be responsible, widespread fluid buffering within the breccia must have occurred. Alternatively, two separate fluid events were responsible. Intuitively, this seems unlikely given the close spatial association of the F Zone veins and the Oban, but possibly the system evolved through time.

Prospecting in 2003 resulted in the re-discovery of Julian Mining’s M Zone, consisting of a resistive siliceous vein within strongly sericitized porphyry. Samples returned elevated Au, Ag, As, Cu and Pb. The K zone could not be located, however, two float samples from this creek returned elevated Au values suggesting a previously unrecognized potential for mineralization in the subaerial volcanic package (uKSV).

There are also several indicators that more mineralization will be found within this system:

Reported occurrences: Anaconda reported four more zones of tetrahedrite-enargite veining within the Thorn Stock which have not yet been re-discovered;

Gossans: a number of vivid jarosite gossans in La Jaune and Camp creeks, similar to those which host all known veining, have not yet been examined. An attempt was made to prospect some of the La Jaune Creek gossans in 2003, however the terrain is incredibly difficult and most outcrops could not be reached by conventional means;

Silts: highly anomalous silts were taken from six creeks draining late Cretaceous subaerial volcanic rocks (uKSV) near the headwaters of Camp Creek. Only one of these creeks (Kay Creek) has reported showings and none have soil coverage. Three highly anomalous silts were collected from a creek east of the Outlaw zone which drains an area that is not known to be mineralized;

Conductors: 26 weak electromagnetic conductors were defined in the Thorn Stock area, mainly near areas of known veining and sericite-clay-pyrite alteration, but most of them covered by vegetation and none of which can be explained by known veins (for comparison, 1.25 m of massive pyrite in the A Zone shows up only as a “possible conductor”);

Resistivity: the lowest resistivity (<240 ohm-m) contour outlines most of the known high-sulphidation veins and the sericite-clay-pyrite alteration flanking them, but roughly two-thirds of the resistivity low lies north of Camp Creek in a till-covered area that is difficult to explore with geochemistry and mapping/prospecting.

Lewis (2002) notes that most of the known high-sulphidation vein occurrences lie within the Camp Creek corridor. This may be a function of better accessibility and rock exposure within this corridor. A number of strongly jarositic gossans outcrop in La Jaune Creek to the northwest of the Camp Creek corridor. Their associated resistivity lows and EM conductors extend northeasterly under a blanket of glacial till, suggesting that other structural corridors may be present and will present future exploration targets.

The Thorn property is fairly remote, located approximately 50 km from the nearest access road in an area of heavy vegetation and difficult terrain. However, it has demonstrated excellent potential for two high unit value deposit types: (1) high-grade Ag-Au-Cu veining similar to that of the 6.3 million ounce El Indio deposit in Chile, and; (2) high-grade Ag-Au-Zn-Pb breccia-hosted mineralization. Given the attractive nature of the target deposits and the success of the 2003 exploration program, the Thorn property fully warrants the expenditures which will be required to fully test its potential.

RECOMMENDATIONS

1.10

Program

A program of ground geophysics, diamond drilling, mapping and prospecting is recommended for the Thorn property. This will consist of:

Mapping and Prospecting: Property mapping should be continued at a 1:2,500 scale, with special emphasis on mapping newly acquired ground east, south and northwest of the property. Additionally, more detailed mapping around the Outlaw and Son of Cirque zones should be completed to more tightly constrain the controls and distribution of mineralization.

Prospecting should focus on locating the remaining zones reported by Julian Mining, finding the sources for soil and silt geochemical anomalies (e.g. those east of the Outlaw Zone and anomalous silts collected in Thorn 9, 11 and 14 claims in the northeast of the property). Contour soil lines should also be sampled across silt-anomalous creeks. Prospecting and silt sampling of creeks in the Sutl and Tun claims should be conducted. The Late Cretaceous volcanic package should also be investigated for mineralization, particularly in the area of Kay Creek where two Au-anomalous float samples were collected.

Prospecting and mapping should be conducted concurrently with drilling to minimize costs and utilize helicopter support.

Geophysics:

Prior to drilling, an IP survey with tight (25 m) dipole spacing should be conducted across the Oban breccia pipe. This would provide enough data for 3D modelling/ inversion and would provide unambiguous resolution of ~12 m wide bodies. Additionally, this survey should be extended to cover other, poorly exposed areas at increased (i.e. wider) dipole and line spacing such as the area southwest of the Oban breccia pipe.

Diamond drilling: Diamond drilling should be carried out on the Oban Zone to test targets defined by the IP survey and to extend the known extent of the mineralization intersected in drill holes THN03-19 to -23.

Several of the high-sulphidation vein systems should be drilled, with preference given to strong structures and high Ag-Au grades in surface exposures. The best targets currently defined include the stacked Glenlivet, Jim Beam and Knockando Veins, the Tamdhu Vein and the MP Vein, as well as the B Zone. Two holes should be drilled from each drill-site on the Tamdhu, MP and B Zones to give an indication of orientation and continuity of mineralization. The stacked Glenlivet, Jim Beam and Knockando Veins occur in a single zone which should be drilled completely across, possibly requiring several drill holes.

Exploration should be carried out in two phases to allow results of the geophysical survey to be incorporated into the drill plan. However, Phase II is not contingent upon favourable results from Phase I and shouls be carried out regardless of geophysical success.

1.11

Budget

(All figures are in Canadian dollars)

Phase I (geophysics)
Geophysics (14.5 line km @ $2500/km)	$36,250
Camp, rentals, consumables	$2,000
Report	$2,000
Helicopter/fixed wing	$17,000
subtotal	$57,250

Phase II (drilling, mapping, prospecting)
Drilling (2400m@$150 all in)	$360,000
Chemical analyses	$25,000
Helicopter/fixed wing	$140,000
Camp, rentals, consumables	$60,000
Report and assessment filing	$50,000
Wages and geological supervision	$140,000
subtotal	$775.000
Contingencies (~10%)	$83,000
Project supervision	$91,000
TOTAL	$1,006,000

Respectfully submitted,

Henry Awmack, P.Eng.

Vancouver, British Columbia

February 20, 2004

APPENDIX A: BIBLIOGRAPHY

BIBLIOGRAPHY

Adamson, R.S. (1963): Thorn Property Report, Taku Project; Private report for Julian Mining Company Ltd., dated November 1963.

Adamson, R.S. (1964): Thorn Project; Private report for Julian Mining Company Ltd., dated December 1964.

Adamson, R.S. (1965a): Thorn Project - 1965, Lower Zones; Private report for Julian Mining Company Ltd., dated December 1965.

Adamson, R.S. (1965b): Thorn Project - 1965, Cirque Zone; Private report for Julian Mining Company Ltd., dated December 1965.

Aspinall, N.C. (1994): Assessment Report of 1994 Work on the Thorn-Sutlahine Au-Ag-Cu Property; British Columbia Ministry of Energy and Mines Assessment Report #23,612.

Awmack, H.J. (2000): 2000 Geological, Geochemical and Geophysical Report on the Thorn Property; British Columbia Ministry of Energy and Mines Assessment Report #26,433.

Awmack, H.J. (2003): 2002 Geological, Geochemical and Diamond Drilling Report on the Thorn Property; British Columbia Ministry of Energy and Mines Assessment Report #27,120.

Barr, D.A. (1989): Geological Report on the Thorn Property; Private report for Shannon Energy Ltd., dated May 18, 1989.

Cann, R.M. and J. Lehtinen (1991): Geological and Geochemical Report on the Outlaw Claims; British Columbia Ministry of Energy and Mines Assessment Report #21,756.

Geological Survey of Canada (1988): National Geochemical Reconnaissance 1:250,000 Map Series (Tulsequah); Open File 1647.

Lang, J.R. and A. Thompson (2003): Thorn Property, British Columbia, Petrography and SEM Analysis of Eight Polished Thin Sections; Appendix D in Awmack (2003).

Lewis, P. (2002): Structural Analysis of Au-Ag-Cu Mineralization in the Camp Creek area, Thorn Property; Appendix H in Awmack (2003).

Moffat, L. and G. Walton (1987): Diamond Drilling, Outlaw 1-2 Claims; British Columbia Ministry of Energy and Mines Assessment Report #16,310.

Mihalynuk, M.G., M.T. Smith, K.D. Hancock and S. Dudka (1994): Regional and Economic Geology of the Tulsequah River and Glacier Areas (104K/12 & 13), in Geological Fieldwork 1993; British Columbia Ministry of Energy and Mines Paper 1994-1, p. 171-197.

Mihalynuk, M.G., D. Meldrum, S. Sears and G. Johannson (1995): Geology and Mineralization of the Stuhini Creek Area (104K/11), in Geological Fieldwork 1994; British Columbia Ministry of Energy and Mines Paper 1995-1, p. 321-342.

Poliquin, M.J. and J.D. Poliquin (1998): Geology and Hydrothermal Alteration Mineralogy of the Thorn Prospect; report submitted for assessment credit to British Columbia Ministry of Energy and Mines.

Sanguinetti, M.H. (1969): Report on the Ink & Lin Claim Groups; British Columbia Ministry of Energy and Mines Assessment Report #2,512.

Sillitoe, R.H. (1999): Styles of High-Sulphidation Gold, Silver and Copper Mineralisation in Porphyry and Epithermal Environments; Proceedings of PACRIM’99 (Bali, Indonesia, October 10-13, 1999), p. 29-44.

Smith, P.A. (2000): Dighem Survey, Thorn Project, B.C.; Private report for Rimfire Minerals Corporation, dated October 6, 2000.

Souther, J.G. (1971): Geology and Mineral Deposits of Tulsequah Map-area, British Columbia; Geological Survey of Canada Memoir 362.

Thompson, M. and R.J. Howarth (1976): Duplicate Analysis in Geochemical Practice; Analyst, p. 690-709.

Thompson, M. and R.J. Howarth (1978): A New Approach to the Estimation of Analytical Precision; Journal of Geochemical Exploration, p. 23-30.

Wallis, J.E. (1983): Geology, Geochemistry, Geophysics of the Thorn Property; British Columbia Ministry of Energy and Mines Assessment Report #11,923.

Walton, G. (1984): Geological, Geochemical and Physical Work, Outlaw 1-4 Claims; British Columbia Ministry of Energy and Mines Assessment Report #12,654.

Walton, G. (1987): Tats Project, 1987 Summary Report; British Columbia Ministry of Energy and Mines Assessment Report #16,726.

Woodcock, J.R. (1982): The Thorn Property; British Columbia Ministry of Energy and Mines Assessment Report #10,243.

Woodcock, J.R. (1986): The Thorn Property; Private report for American Reserve Mining Corporation, dated January 24, 1986.

Woodcock, J.R. (1987): Drilling Report, Thorn Property; British Columbia Ministry of Energy and Mines Assessment Report #15,897.

APPENDIX B: QUALITY CONTROL / QUALITY ASSURANCE

QUALITY CONTROL / QUALITY ASSURANCE

2000, 2002 and 2003 Programs

Chain of Custody

All samples were packed in rice sacks and sealed with uniquely-numbered non-resealable security straps. Rice sacks were trucked via BTS to Acme Labs in Vancouver in 2000 and 2002, and to ALS Chemex labs in North Vancouver in 2003. Acme and ALS Chemex reported that all bags were received in good condition, with all security straps intact, and with no evidence of tampering.

Blanks

Blanks are samples which are known to be barren of mineralization, and are inserted into the sample stream to determine whether contamination has occurred after sample collection.

Soil Samples

Soil blanks were inserted into the sample sequence (approximately every 40th sample) and submitted for analysis. The blanks were prepared in Vancouver and analyzed by Chemex Labs Ltd. of North Vancouver in April 2000, with ten analyses giving a reproducible set of values. The following table compares the Thorn blank soil samples to the accepted values returned from pre-field analysis:

Sample	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
Pre-field blanks:
Mean+2Std.Dev.	<5	0.02	2.1	0.05	20.0	0.2	2	0.30	37.2
Mean-2Std.Dev.	<5	0.02	1.4	0.03	16.9	0.2	2	0.04	31.2
2000 blanks:
00HMSL30B	1	< .3	3	< 3	15	< 1	3	< 3	31
2100E 5050N-B	1	< .3	< 2	< 3	18	< 1	4	< 3	33
2600E 4250N-B	2	< .3	3	< 3	15	1	3	< 3	30
2600E 5650N-B	2	< .3	2	< 3	15	< 1	4	< 3	30
2700E 6175N-B	1	< .3	3	< 3	16	< 1	4	< 3	31
2800E 4250N-B	1	< .3	2	< 3	17	1	< 3	< 3	32
2800E 5400N-B	2	< .3	< 2	< 3	15	1	3	< 3	29
3000E 4200N-B	6	< .3	3	< 3	17	1	4	< 3	32
3100E 5250N-B	1	< .3	< 2	< 3	17	< 1	3	< 3	32
2003 blanks:
BZS75B	58	0.2	11	<2	12	<1	9	<2	25
TRS400B	<5	1.7	51	<2	8	<1	78	12	23
3450E 5125NB	<5	<0.2	12	<2	7	<1	15	<2	20
3650E 5100NB	<5	<0.2	2	<2	7	<1	2	<2	18

The 2000 Thorn soil blanks are within the analytical range determined by pre-field analysis, with the trivial exceptions of Au, As, Cu, Mo, Pb and Zn, each of which has one or more samples slightly outside the range but still at very low levels. This indicates that there was no significant contamination of the Thorn soil blanks submitted for analysis, and, by extension, the remainder of the soil samples. There appears to be a minor systematic discrepancy of a few ppm for Cu, Pb and Zn between Acme and Chemex.

The 2003 Thorn blanks indicate that some contamination has likely occurred in two samples. Sample BZS75B contained returned a Au value (58 ppb) greater than the 80th percentile for the property (53 ppb). Additionally sample TRS400B returned a Pb value (78 ppm) greater than the 50th percentile for the property (68.5 ppm). Tracking the source (e.g. field, transport or lab) for this contamination is problematic. Both anomalous blanks were from the same laboratory certificate; however, several internal ALS Chemex standards were analysed with these sample batches and all fell within target levels for Au and Pb (as well as all other elements). This was confirmed with the online ALS Chemex Webtrieve system that allows access to the laboratory standards. Thus, some kind of pre-laboratory contamination seems most likely. This requires further consideration and highlights the importance of the sample blank program. It should be noted that although these blanks returned higher than expected values, most of the soil sampling conducted in 2003 was within areas of already defined soil anomalies. The 2003 results corroborated these earlier results suggesting that contamination was not wide-spread.

Rock Samples

During the 2000 program, five rock blanks were inserted into the sample sequence (approximately every 20th sample) and submitted for analysis. The blank was collected from a boulder of apparently unaltered and unmineralized monzonite in Camp Creek, just above its mouth. This blank returned quite variable results; this indicates either contamination during sample preparation or that the boulder was poorly selected and was actually mineralized. The second is not impossible, since weakly altered monzonite hosts the Cirque Zone upstream.

Sample	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206627	9	< .3	2	< 3	10	3	< 3	< 3	27
206635	30	4.5	36	< 3	64	2	29	76	49
206650	1	2.0	23	< 3	59	1	17	17	36
206816	75	25.8	373	3	786	1	10	465	39
206836	4	0.3	7	< 3	14	2	35	5	34

Drill Core Samples

Three rock blanks were inserted into the sample sequence of the 2003 drill core samples (approximately every 100th sample) and submitted for analysis. The blank material was collected from a mafic dyke exposed in the Oban zone during trenching.

Sample	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
234271	10	0.4	19	<2	37	<1	50	19	360
234088	<10	0.3	54	<2	49	<1	8	49	200
234114	<10	<0.2	38	<2	54	1	22	37	217

This blank returned consistently low results indicating that sample contamination was not widespread during collection and transport of the Oban Zone drill samples.

Lab Duplicate Analysis

Lab duplicates are analyses of two portions of a prepared sample. They are used to measure the reproducibility of laboratory analyses. Thompson and Howarth (1976, 1978) demonstrated that the analytical precision of a dataset can be estimated by duplicate analyses. They established a graphical representation of the precision that is effective for datasets of 10 to 50 samples:

Chart 1: Graph illustrating Thompson and Howarth estimation of analytical precision, method two. The data points represent duplicate pairs, the solid line represents the 90th percentile of the population, and the dashed line the 99th percentile of the population (n=17 duplicate pairs). In this instance, the precision was set at 20%, and at this level within the given dataset, 1 sample falls above the 90th percentile line. From the binomial probability it can be read that at 20% precision, the probability of 1 sample out of 17 falling above the 90th percentile is 83.3%.

On every sheet of 34 rock or soil analyses, Acme includes one lab duplicate. ALS Chemex conducts duplicate analyses of random samples at varying frequencies depending on the particular sample preparation code. For example, the standard ICP analysis that was conducted on all samples (code ICP41) is run in batches of 40 samples–one of which will be duplicated. Other analyses, such as fire assays of Au or Ag, are run in larger batches with more frequent duplicates. Since both of these labs have been used, different frequencies of lab duplicates have been run during the various exploration programs.

Soil Samples

Seventeen lab duplicates were run by Acme for the Thorn project during the 2000 soil program. The Thompson and Howarth graphs used to estimate analytical precision of the lab duplicates indicate that for most elements (including Ag, As, Cu, Mo, Pb, Sb and Zn), all duplicate samples plot below the 90th percentile line at 20% precision, indicating excellent correlation between duplicates (and hence reproducibility of analyses). Au is more problematic (Chart 2), with 4 samples above the 99th percentile, next to impossible at 20% precision. This implies a much lower precision, likely due to particulate gold and a nugget effect. Precision for Au analyses is closer to 100%.

Chart 2: 2000 soil lab duplicate analysis for Au (20% precision on left; 100% precision on right)

During the 2003 program, ALS Chemex’s duplicate analysis program resulted in five duplicates (four for the ICP suite and one for Au only) and thus the method of Thompson and Howarth (1976, 1978) is not an effective analytical tool for this small dataset.

Rock and Core Samples

Forty-three lab duplicates were run by Acme during 2000 and 2002 (31 – 2000; 12 – 2002). All core and rock samples were prepared and analyzed using the same procedures and are comparable. Most elements (including Au, Ag, As, Cu, Mo, Sb and Zn) correlated very well between the duplicate pairs, with none exceeding the 90th percentile line at 20% precision. Pb had one duplicate above the 90th percentile, a very likely occurrence (96% probability at 20% precision).

In 2003, ALS Chemex’s duplicate analysis program resulted in 17 duplicates of the ICP suite, 25 for Au, eight for Ag, nine for Pb and eight for Zn. All core and rock samples were prepared and analyzed using the same procedures and are comparable. The graphs, such as the one illustrated above, show that all elements correlated very well between the duplicate pairs, with none exceeding the 90th percentile line at 20% precision.

Field Duplicates

Field duplicates are collection and analysis of two separate samples from the same field location or core interval. They are used to measure the reproducibility of sampling, which includes both laboratory variation and sample variation.

Soil Samples

A total of 38 sets of field duplicate soil samples were collected during the 2000 program and 10 during the 2003 program (approximately every 20th sample location) and submitted for analysis. The 2000 analyses show a variability for all elements which is inconsistent with 20% precision, but most are consistent with 40% precision (Chart 3). Au is consistent with 100% precision, the same as for the lab duplicates, indicating that laboratory variation is more important than sample variation for Au.

Similar results were obtained for the 2003 duplicates: all elements show variability inconsistent with 20% precision, but most are consistent with 60% precision including Cu, Sb, Zn, As, and Pb. The precious metals Au and Ag showed precision at approximately 80%.

Chart 3: 2000 soil field duplicates. Au at 40% and 100% precision; other elements at 40% precision.

Drill Core Samples

Every 20th core sample was quartered, with the two quarters sent for analysis, resulting in 64 (2000 –19; 2002 – 22; 2003 – 23) field duplicates. In 2000, only Ag and Sb were reproducible at the 20% precision level, As at 60% precision and Au, Cu, Pb and Zn at 100% precision. In 2002, Ag, As, Cu, Pb and Sb were reproducible at the 20% precision level and the remainder at 40% precision. In 2003 Au, As and Sb were reproducible at the 40% precision level and the other elements of interest (Ag, Cu, Pb and Zn) were reproducible at 60% precision level. When compared with results from the lab duplicate analysis, these data indicate that field duplicate sample variation is greater than that for the labs. The variation in analytical results between field duplicates is likely a result of variable amounts of sulphides between quartered core segments, especially given the style of Oban mineralization drilled in 2003 (i.e. coarse sulphides between breccia fragments). This may explain the reduced precision levels between the 2000 / 2002 and 2003 programs.

Overlimit Assays

Rock and core samples between 1000 and 10,000 ppb Au or exceeding 100 ppm Ag, 10,000 ppm Cu, 10,000 ppm Pb or 10,000 ppm Zn in initial geochemical analysis were assayed for the appropriate element. A few well-mineralized samples were assayed for all of these elements. Acme Labs quotes geochemical analyses in excess of these levels so the tables below compare assays to initial geochemical values for 2000 and 2002. In contrast, ALS Chemex does not quote elemental values for results that exceed these “overlimits”. Thus, no comparison analysis is warranted for the 2003 results.

From the 2000 and 2002 results, it can be seen that Au geochemical values compare well with subsequent assays, as do Ag and Pb at lower concentrations. At higher levels (>100 ppm Ag, >10,000 ppb Cu, >10,000 ppm Pb and >1000 ppm Sb), however, the geochemical analyses drastically understate the “true” (assay) values. For the massive sphalerite-boulangerite samples from the Oban breccia, geochemical analysis for As and Sb was unreliable; assays increased values by 3,082% and 850%, respectively.

2000	Au	Ag	Ag	Cu	Pb	Pb	Zn
	(all)	(<100 ppm)	(>100 ppm)	(all)	(<4000 ppm)	(>4000 ppm)	(all)
Number of assays	41	5	35	38	19	7	32
Increase or decrease (assay vs. geochem)	-3%	+1%	+109%	+6%	-2%	+143%	-3%

2002	Au	Ag	Ag	As1	As	Cu	Cu	Pb	Pb	Sb1	Zn
Range	>1000 ppb	<100 ppm	>100 ppm	<10000 ppm	<10000 ppm	1000-10000 ppm	>10000 ppm	1000-10000 ppm	>10000 ppm	>1000 ppm	>2000 ppm
Number of assays	33	6	39	23	16	14	16	13	11	33	24
Increase or decrease (assay vs. geochem)	+8%	+1%	+271%	+1%	-9%	+1%	+31%	+2%	+570%	+39%	+1%

1As and Sb results for the massive boulangerite-sphalerite samples (124001 and 206993) have not been included.

Metallic Assays

The reject portions of 15 rock samples exceeding 10,000 ppb Au in initial geochemical analysis (1 in 2003; 8 in 2002 and 6 in 2000) were subjected to metallic (screen) assaying to determine whether coarse particulate gold is present and under-reported by conventional sample preparation. Particulate gold is malleable and flattened during the pulverization process; with the standard sample preparation, any coarse gold left on the screens is disregarded. The following table shows that only two samples (206814 and 206997), both from the Tamdhu Vein, demonstrated significant amounts of particulate gold. Despite their lack of coarse gold, several samples (206642, 206808, 206826 and 209603) suffered from a “nugget” effect, with >30% grade difference between the original and reject samples.

Sample	Year	Initial	Sample	+ Fraction	- Fraction	Total	Increase	Increase
		Geochem	Weight	Gold	Assay	Grade	in	in
		(ppb)	(g)	(mg)	(g/t)	(g/t)	Grade[1]	Splits[2]
206607	2000	16065	450	0.31	18.79	19.48	4%	17%
206641	2000	51012	486	1.13	55.05	57.38	4%	8%
206642	2000	34436	471	0.34	17.83	18.55	4%	-48%
206808	2000	32813	477	0.91	22.23	24.14	9%	-32%
206814	2000	31423	510	4.47	13.37	22.13	66%	-57%
206826	2000	10234	480	0.07	4.01	4.1	2%	-61%
209602	2002	11989	520	< .01	13.57	13.57	0%	13%
209603	2002	19040	490	< .01	25.93	25.93	0%	36%
209618	2002	17027	492	< .01	20.39	20.39	0%	20%
209620	2002	9641	500	< .01	11.74	11.74	0%	22%
209623	2002	9446	518	< .01	10.45	10.45	0%	11%
L Zone	2002	12302	401	<.01	13	13	0%	6%
51201	2002	18510	306	<.01	15.65	15.65	0%	-15%
206997	2002	28633	466	4.35	10.87	20.2	86%	-62%
277705	2003	10350	958.9	0.153	11.05	10.9	0%	7%

1The total grade relative to the minus fraction assay.

2Comparison of the two splits: the minus fraction assay for the reject relative to the original geochemical analysis.

Interlab Ag Assay Check

Previously, during recent exploration at the Thorn property, analytical samples were shipped and analyzed by Acme Analytical Laboratories of Vancouver (Awmack 2000, 2003). In 2003, however, the analytical services of ALS Chemex were employed. Thirty samples (mixture of core, outcrop and float of variable grade ranges) from the Oban Zone were selected to be analyzed for Ag at both labs using comparable techniques–namely fire assay with gravimetric finish.

Sample	ALS Chemex Ag (ppm)	Acme Ag (ppm)	% diff Acme:ALS
124001	4720	6148.8	30.27
206988	1935	2044.8	5.67
206990	1825	1982.7	8.64
206991	1220	1298.5	6.43
206992	578	631.3	9.22
206993	2940	3205.5	9.03
206994	486	497.7	2.41
209605	158	174.2	10.25
209606	1185	1259.5	6.29
3400	194	215.2	10.93
234151	589	655.4	11.27
234152	212	246.5	16.27
234158	173	211.9	22.49
234159	224	262.8	17.32
234174	250	291.3	16.52
234459	560	604.5	7.95
234460	231	264.7	14.59
234463	970	1050.9	8.34
234464	99	101.4	2.42
234469	130	158.5	21.92
234221	147	177.6	20.82
234222	232	263.9	13.75
234225	141	161.6	14.61
234229	153	177	15.69
234230	117	144.6	23.59
234364	221	248	12.22
234366	674	695.7	3.22
234373	279	303.5	8.78
234374	249	271	8.84
234399	322	354.2	10.00

The Acme values are systematically higher than those from Chemex. For all 30 samples, the Acme value was higher by 2–30% and on average, the Acme values were 12.5% higher. There is no correlation between range of grade and difference in Ag value. This discrepancy is considered significant because it is obviously systematic. Currently this issue is being resolved by further investigation of the assay procedures at the two labs and by conducting analyses at several more labs as part of the creation of a standard from Oban zone reject material. This standard will be implemented as part of the quality control / quality assurance program in future Thorn programs.

Conclusions

There was no tampering with the samples between collection and laboratory.

There was no contamination of soil samples in laboratory preparation and analysis during 2000.

In 2003, some apparently field-based contamination of soil samples is implicated by blank soil samples that returned elevated Au and Pb. This problem requires further investigation with more blanks during future soil programs.

It is indeterminate whether rock samples are free of contamination in laboratory preparation and analysis.

Laboratory preparation and analysis is reproducible at an acceptable level (20%) precision for rock samples. For soil samples, it is reproducible at that level for all elements of interest except Au, which is only reproducible at 100% precision. This may indicate the presence of particulate gold in soil samples or the use of an imprecise method.

As expected, reproducibility decreases with soil samples once the effects of sampling variation are combined with those of the laboratory. This is demonstrated by the field duplicates, most of whose elements show a 40% precision, while Au is reproducible only at 100%. This variability must be considered when interpreting the soil geochemistry.

Core samples show acceptable reproducibility.

Assaying shows geochemical analysis to be reasonably accurate for Au, As and Zn, and for lower levels of Ag (<100 ppm), Cu (<10,000 ppm), Pb (<4000 ppm) and Sb (<1,000 ppm).

Higher Ag, Cu, Pb and Sb contents are significantly understated by the ICP analysis.

Geochemical analysis for As and Sb should not be trusted for Oban massive sulphide mineralization.

Coarse gold is present in at least some high-grade mineralization, particularly the Tamdhu Vein; all samples exceeding 10,000 ppb Au should be tested by metallic (screen) assaying.

Even without coarse gold, about half of the samples with >10,000 ppb Au showed significant (>30%) discrepancies between analyses of two splits. More extensive check assaying of rejects should be carried out in future programs.

Assays for Ag from the Oban Zone show a systematic variation between Acme and ALS Chemex commercial laboratories. A standard sample material should be created from Oban Zone reject material and integrated into future programs.

APPENDIX C: ENGINEER'S CERTIFICATE

ENGINEER’S CERTIFICATE

Henry J. Awmack, P.Eng.

700-700 West Pender Street

Vancouver, B.C. V6C 1G2

604-688-9806

I, Henry Awmack P.Eng., am a Professional Engineer residing at 1735 Larch Street, Vancouver, British Columbia, Canada.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia.

I graduated from the University of British Columbia with a Bachelor of Applied Science (Honours) degree in geological engineering (Mineral Exploration Option) in 1982, and I have practiced my profession continuously since 1982.

Since 1982 I have been involved in mineral exploration for gold, silver, copper, lead, zinc, cobalt, nickel and tin in Canada, Costa Rica, Panama, Chile, Argentina, Brazil, Peru, Ecuador, Venezuela, Nicaragua, Bolivia, Mexico, Indonesia, China and Egypt. I have worked on a number of high-sulphidation epithermal projects in British Columbia, Costa Rica and Panama. As a result of my experience and qualification I am a Qualified Person as defined in N.P. 43-101.

I am a Consulting Geological Engineer and principal of Equity Engineering Ltd, a geological consulting and contracting firm and have been so since February 1987.

I examined the Thorn property in September 1999 and directed exploration programs on the Thorn property in August-September 2000 and June-October 2002 for Equity Engineering Ltd., contracted by Rimfire Minerals Ltd. I was present in June and July during initial work during the 2003 program. During these programs, I examined and sampled essentially all known showings, logged much of the 1986 and 2002 core and prepared reports detailing results of the 2000 and 2002 exploration programs.

I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, the omission to disclose which would make this report misleading.

As a director of Rimfire Minerals Corporation, I am not independent of Rimfire Minerals Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101, Form 43-101FI and this report has been prepared in compliance with NI 43-101 and Form 43-101FI.

Dated at Vancouver, British Columbia, this ___th day of February 2004.

_____________________

Henry J. Awmack, P.Eng.

CONSENT of AUTHOR

TO:

TSX Venture Exchange, British Columbia Securities Commission and the Alberta Securities Commission.

I, HENRY J. AWMACK, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled Summary Report on the Thorn Property and dated February 20, 2004 and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure of Rimfire Minerals Corporation and Cangold Limited.

Dated this    20th      Day of February, 2004.

Signature of Qualified Person

    “signed, sealed”

HENRY J. AWMACK

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

February 25, 2004